As Filed with the Securities and Exchange Commission on April 11, 2006.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SAFENET, INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	3663	52-1287752
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4690 MILLENNIUM DRIVE
BELCAMP, MD 21017
(443) 327-1200
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

ANTHONY A. CAPUTO
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
SAFENET, INC.
4690 MILLENNIUM DRIVE
BELCAMP, MD 21017
(443) 327-1200
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

COPIES TO:

ELIZABETH R. HUGHES, ESQUIRE
THOMAS W. FRANCE, ESQUIRE
VENABLE LLP
1800 MERCANTILE BANK & TRUST BUILDING
2 HOPKINS PLAZA
BALTIMORE, MD 21201
(410) 244-7400

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment file pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment file pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Aggregate	Aggregate	Registration
Securities to be Registered	Registered	Price per Unit	Offering Price	Fee
2 1/2% Convertible Subordinated Notes due 2010	$250,000,000(1)	100%(2)	$250,000,000(2)	$26,750
Common stock, par value $0.01 per share	5,050,000(3)	(3)	(3)	(4)

(1)	Represents the aggregate principal amount of the registrant’s 2 1/2% Convertible Subordinated Notes due 2010 (the “notes”) issued by the registrant prior to the date of this registration statement.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(i) under the Securities Act of 1933, as amended.
(3)	This number represents the maximum number of shares potentially issuable upon conversion of the notes registered hereby. Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of additional shares of common stock as may be issued as a result of adjustments to prevent dilution by reason of any stock split, stock dividend or similar transaction.
(4)	Pursuant to Rule 457(i) under the Securities Act, there is no additional registration fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which this prospectus is a part is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 11, 2006

PRELIMINARY PROSPECTUS

2 1/2% Convertible Subordinated Notes due 2010 and the Shares of
Common Stock
Issuable upon Conversion of the Notes

We issued the notes in a private placement in December 2005. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any of the proceeds from sales by the selling securityholders of the notes or shares of our common stock.

We will pay interest on the notes on June 15 and December 15 of each year, beginning June 15, 2006. The notes will mature on December 15, 2010. The notes will be our unsecured, subordinated obligations and will rank junior in right of payment to all of our existing and future senior indebtedness. The notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries.

Holders of the notes may convert the notes based on a conversion rate of 24.2131 shares of our common stock per $1,000 principal amount of notes (which is equal to an initial conversion price of approximately $41.30 per share), subject to adjustment, only under the following circumstances:

•	if the closing price of our common stock reaches, or the trading price of the notes falls below, specified thresholds;

•	if a special trigger event, as described in this prospectus, occurs;

•	if specified distributions to holders of our common stock occur;

•	if a fundamental change, as described in this prospectus, occurs; or

•	during the period from, and including, June 15, 2010 to, but excluding, the maturity date.

Upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of notes a holder will receive an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value, determined in the manner set forth in this prospectus, of the number of shares of our common stock equal to the conversion rate. If the conversion value exceeds $1,000, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion. If a holder elects to convert its notes upon the occurrence of a special trigger event or in connection with a fundamental change, we will pay, to the extent described in this offering memorandum, a make whole premium by increasing the conversion rate applicable to such notes.

If we experience a fundamental change, holders may require us to purchase for cash all or a portion of their notes, subject to specified exceptions, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the fundamental change purchase date, as described in this prospectus. If a special trigger event occurs, we will be required to redeem all of the notes for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the redemption date, as described in this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “SFNT.” On April 10, 2006, the last quoted sale price of our common stock was $21.10 per share. The notes were sold initially to qualified institutional buyers and are currently trading in the Portal Market of the National Association of Securities Dealers, Inc. We have not applied, and do not intend to apply, for listing of the notes on any national or other securities exchange or automated quotation system.

Investing in the notes and our common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April [  ], 2006

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate only on the date of this prospectus.

In this prospectus, “SafeNet,” “we,” “us” and “our” refer to SafeNet, Inc. and its subsidiaries, unless the context otherwise requires. We own or have rights to product names, trade names and trademarks that we use in connection with the sale of our products.

We maintain our corporate website at www.safenet-inc.com. However, information on this website is not incorporated by reference in this prospectus.

Forward-Looking Statements

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements. You can identify forward-looking statement by the use of words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “becoming,” “transitioning” and similar expressions. Such forward-looking statements include statements as to, among others:

•	our business outlook and strategy;

•	our future revenues, expenses, profits, cash flows, liquidity and our overall financial and operating performance;

•	the loss of significant customers;

•	our growth and acquisitions strategy and our ability to achieve the benefits thereof;

•	competition and pricing;

•	our ability to protect our proprietary technologies and risks associated with third party infringement claims;

•	delays in product development and potential product liability claims;

•	our ability to anticipate and keep pace with technological changes;

•	future conditions in the information security industry;

•	risks associated with our international business activities;

•	critical accounting policies and estimates; and

•	the volatility of the price of our common stock.

Forward-looking statements are not intended to be a guarantee of future results, but instead constitute our current expectations based upon what we believe are reasonable assumptions, all of which are subject to numerous risks and uncertainties. Our actual results could differ materially from those anticipated in our forward-looking statements for many reasons, including the risks we face as described under the section entitled “Risk Factors” in this prospectus as well as those noted in similar sections of the documents incorporated by reference into this prospectus. Because of their inherent uncertainty, investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements included or incorporated by reference in this prospectus apply only as of the date of this prospectus or the date of the respective document incorporated by reference, as the case may be. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and the notes to those financial statements, which are incorporated by reference, and the other information appearing elsewhere or incorporated by reference in this prospectus.

SafeNet, Inc.

We develop, market, sell, and support a portfolio of hardware and software information security products and services that protect and secure digital identities, communications, and applications. Our products and services are used to create secure wide area networks (WANs) including ATM, Frame, Link, and Synchronous Optical Networks (SONET), virtual private networks over the Internet (VPNs), wireless networks, security management, intrusion prevention, software anti-piracy and revenue protection, and identity management to prevent security breaches that could result in unauthorized access to confidential data, invasion of privacy and financial loss. Our information security solutions allow our customers to lower the cost of deploying and managing secure, reliable private networks and enable the use of the Internet and wireless networks for secure business communications and transactions with customers, suppliers, and employees.

Today, large networks contain numerous points of vulnerability, which can make passwords, network architecture, databases, and other critical information vulnerable to attack. Communications may pass through dozens of countries, over satellites, through numerous operating systems in computers and routers, and through a variety of organizations or communications providers and their premises. Consequently, multiple parties have access, or can acquire access, to proprietary data within these networks. Because of this exposure, enterprises must have access to secure paths of communication.

Secure electronic communications and transactions have traditionally required costly private networks and dedicated leased lines. Over time, enterprises have invested heavily in WANs (ATM, frame relay and link) to conduct secure communications and transactions, resulting in a significant installed base of these networks. However, there are several limitations that exist with traditional leased-line WANs. Their proprietary, fixed nature results in significant costs and reduced flexibility and scalability. The need for dedicated leased lines and excess capacity to meet peak load requirements results in networks that are significantly more expensive to maintain and administer. Additionally, providing network access is made difficult and expensive by the need to add another dedicated leased-line for each new location, partner and employee that needs to be connected to the network. In the future, we expect that most networks will utilize both WANs and the Internet, but will increasingly depend on the Internet as they expand to support a much larger number of users. As a result, these enterprises will require solutions that seamlessly manage both types of network technologies.

Our products are based on industry standard encryption algorithms and communication protocols that allow for integration into large networks and interoperability with other market-leading network devices and applications. Through our Enterprise Security Division, we sell high-performance security solutions to address the high-level security needs of governments, financial institutions, and other security-sensitive commercial customers. By providing a solution that incorporates our security technologies, including our silicon chips, appliances, servers, client software, USB tokens and smart cards, and management software, we are able to provide a vertically integrated solution that addresses the stringent security needs of these customers. We also provide, through our Embedded Security Division, a broad range of security solutions, including silicon chips, accelerator cards, servers, licensed intellectual property, and software products, to Original Equipment Manufacturers (OEMs) that embed them into their own network and wireless products.

Our Enterprise Security Division products offer the following benefits:

•	Broad Product Line. We offer our WAN and VPN solutions as a system that integrates our hardware and software products, or separately as discrete hardware and software products. This enables us to address the needs of large enterprise customers who require complex and integrated systems, as well as customers who may require individual hardware or software components. Our products and services enable our customers to expand their existing WANs efficiently and to integrate these networks with lower cost Internet technologies.

•	High Level of Security. Our products and services have been designed to meet the high level security needs of our government, financial institution and other commercial customers. We have sold our products and services to other key government agencies, including the Department of Defense, which has used them for battlefield command-and-control applications. In addition, we are developing products to address classified government security needs and the security requirements of critical infrastructure, such as banks and utilities, as required by the Department of Homeland Security. Our products are designed to meet the standards set forth in the U.S. government’s Cryptographic Modernization Initiative.

•	High Performance Systems. Our appliances are designed to maximize the performance of our solutions across WANs and the Internet. Using our VPN products, our customers are able to transmit secured data at up to 1 Gbps of bi-directional throughput. Additionally, we provide products that offer encryption over SONET. With high-speed throughput and extremely low latency, these products are ideal for high-speed data and time-sensitive voice and video applications.

•	Ease of Deployment and Management. Our products require minimal configuration and can be deployed quickly and cost-effectively by end-user customers. Our WAN and VPN security products are centrally managed with our security management software, which enables policy management and cost-effective, secure, scalable monitoring of network devices and applications, network traffic, and security events.

•	Standards-Based and Network Compatible. We offer products that are based on industry and government standards, including certain required standards, and accepted network communication protocols. These standards and protocols allow our products to interoperate with a large number of products from other vendors.

In addition to some of the benefits discussed above, our Embedded Security Division products offer the following benefits:

•	Ease of Development. We offer a complete development environment in which OEMs can build a wide variety of encryption products. This allows OEMs to accelerate time to market, reduce development costs and provide system-level implementation of encryption technology.

•	Flexible Packaging. Our core technology is available for license to OEMs in various forms, such as embedded intellectual property blocks, silicon chips, or accelerator cards. In particular, embedded intellectual property allows selected elements of our VPN technology to be adapted in single or multiple implementations. This feature allows OEMs to incorporate selective blocks in their silicon chips or processors, resulting in cost-effective, high throughput, low power consuming designs.

•	Price to Performance. Our products are designed for rapid and cost-effective implementation and to match the stringent cost requirements of our customers with their performance needs. As such, our development staff follows a design approach to reduce overall product costs.

Our objective is to be the leading provider of products and services that enable secure digital identities, secure communications, and secure applications over WANs, wireless networks, and the Internet. To achieve this objective, we continue to pursue the following strategies:

•	Extend Our Technology and Introduce New Products. We intend to leverage our technology and product strength and expertise to further expand our core product functionality, continue to develop complementary products, and expand our target market. We will continue to invest in research and development and have assembled a team of experienced developers and engineers with security expertise and encourage a corporate culture that fosters continuous product innovation.

•	Further Penetrate Our Existing Enterprise Customer Base. We have an established customer base of government, financial institution and other commercial enterprises. The strategic importance of our products allows us to develop long-term relationships with the key technology and security decision-makers within our customer base. The breadth of our existing enterprise product line allows us to address a wide range of customer needs. We intend to generate incremental sales from our existing customer base through the introduction of new and enhanced products and services.

•	Target the Government and Financial Institution Markets. We have established and created a Government Solutions Sales Unit to focus not just on government agencies and departments, but also on systems integrators to produce more multi-year large dollar contracting opportunities. We intend to expand our position in these markets and leverage this position to target new high growth market opportunities as they arise.

•	Further Penetrate the Digital Rights Management Market. We have established a Rights Management Business Unit as part of our Embedded Security Division to develop new initiatives for its Sentinel brand of software protection and license management products. Through this new business we have begun to offer the next generation in digital rights management software with Sentinel Hardware Keys.

•	Expand Strategic OEM Relationships and Other Distribution Channels. We intend to continue to focus on our OEM relationships and to expand distribution channels to develop new markets. We believe that these relationships allow us to provide our security solutions to the largest number of end-user customers. We sell a variety of security products to OEMs, including silicon chips, accelerator cards, licensed intellectual property, servers, and software products. We offer comprehensive training and marketing programs to support our OEMs and channel partners. We intend to further develop our relationships with system integrators for the government sector and value added resellers for international markets.

•	Target the Wireless Market. We continue to target the wireless communications market, expanding our reach from semiconductor companies to handset and cell phone manufacturers. We are currently in the process of developing additional security technology that will address the growing need for secure wireless communication.

•	Pursue Strategic Acquisitions on a Selective Basis. We explore acquisitions from time to time to acquire businesses, products or technologies that we believe will enhance and expand our current product offerings and our customer base.

We were incorporated in 1983 and are a Delaware corporation. As of December 31, 2005, we employed 1,043 people in 38 offices in 19 countries. Our headquarters are located at 4690 Millennium Drive, Belcamp, Maryland 21017 and our telephone number is (443) 327-1200.

Recent Development

On February 8, 2006, we announced that we had reached an agreement with the board of directors of nCipher plc, a company incorporated under the laws of England and Wales, on the terms of a recommended cash offer for the entire issued (and issuable upon exercise of options granted) ordinary share capital of nCipher, for 300 pence in cash for each nCipher share. On March 30, 2006, the Office of Fair Trading in the United Kingdom referred the transaction for further review by the Competition Commission on the grounds that SafeNet and nCipher are considered two of the largest suppliers of hardware security modules in the United Kingdom. Because this review process would involve considerable expense and time, we decided to withdraw our offer and abandon the transaction.

The Notes

The following is a brief summary of certain terms of the notes. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus.

Notes	$250 million aggregate principal amount of 2.50% Convertible Subordinated Notes due 2010.

Maturity Date	December 15, 2010.

Interest and Payment Dates	2.50% per year, payable semiannually in arrears in cash on June 15 and December 15 of each year, beginning June 15, 2006.

Conversion Rights	Holders may convert their notes prior to the close of business on the business day before the final maturity date based on the applicable conversion rate only under the following circumstances:

• during any calendar quarter beginning after March 31, 2006 (and only during such calendar quarter), if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the conversion price per share, which is $1,000 divided by the then applicable conversion rate;

• during any five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing price of our common stock for each day in that period and the conversion rate per $1,000 principal amount of notes;

• if a special trigger event occurs;

• if specified distributions to holders of our common stock occur;

• if a fundamental change occurs; or

• during the six month period from, and including, June 15, 2010 to, but excluding, the maturity date.

The initial conversion rate is 24.2131 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $41.30 per share of common stock.

Upon conversion of each $1,000 principal amount of notes, a holder will receive, in lieu of common stock, an amount in cash equal to the lesser of (i) $1,000, or (ii) the conversion value, determined in the manner set forth in this prospectus, of a number of shares equal to the conversion rate. If the conversion value exceeds $1,000 on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion. In no event will the aggregate number of remaining shares of common stock to be issued upon conversion of any note exceed the aggregate share cap of 20.2 shares per $1,000 principal amount of notes, subject to adjustment. See “Description of the Notes — Conversion Rights.”

Mandatory Redemption Upon Occurrence of Special Trigger Event	If the closing price per share of our common stock on each of five trading days in any period of ten consecutive trading days is more than the special trigger price, which we refer to as the special trigger event, we will be required to redeem all of the notes for cash at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to, but excluding, the mandatory redemption date. The special trigger price is initially $82.60, which is 200% of the initial conversion price, subject to adjustment. See “Description of the Notes — Mandatory Redemption Upon Occurrence of Special Trigger Event.”

Make Whole Premium Upon Special Trigger Event	If a special trigger event occurs, we will pay, to the extent described in this prospectus, a make whole premium on notes converted after the special trigger event by increasing the conversion rate applicable to the notes.

The amount of the increase in the applicable conversion rate, if any, will be based on the special event average price, as defined herein, and the mandatory redemption date. A description of how the increase in the applicable conversion rate will be determined and a table showing the increase that would apply at various special event average prices and mandatory redemption dates are set forth under “Description of the Notes — Make Whole Premium Upon Special Trigger Event.”

Purchase at Holders’ Option Upon Fundamental Change	If a fundamental change occurs, holders will have the right to require us to repurchase for cash all or any portion of their notes. The fundamental change repurchase price will be 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. See “Description of the Notes — Purchase at Holders’ Option Upon Fundamental Change.”

Make Whole Premium Upon Fundamental Change	If a fundamental change as described below under “Description of the Notes — Purchase at Holders’ Option Upon Fundamental Change” occurs, we will pay, to the extent described in this prospectus, a make whole premium on notes converted in connection with a fundamental change by increasing the conversion rate applicable to the notes.

The amount of the increase in the applicable conversion rate, if any, will be based on our common stock price and the effective date of the fundamental change. A description of how the increase in the applicable conversion rate will be determined and a table showing the increase that would apply at various common stock prices and fundamental change effective dates are set forth under “Description of the Notes — Make Whole Premium Upon Fundamental Change.”

Ranking	The notes will be our direct, unsecured, subordinated obligations and will rank junior in right of payment with all of our existing and future senior indebtedness. The notes will be effectively junior to our subsidiaries’ existing and future indebtedness and other liabilities, including trade payables.

As of December 31, 2005, we had no indebtedness other than the notes, and our subsidiaries had total liabilities, including trade payables, but excluding inter-company liabilities, of approximately $72.8 million.

The terms of the indenture under which the notes will be issued do not limit our ability or the ability of our subsidiaries to incur additional debt, including senior debt.

Use of Proceeds	We will not receive any of the proceeds from the sale of any securities offered by this prospectus.

Registration Rights	We have agreed, for the benefit of the holders of the notes, to use reasonable best efforts to cause the shelf registration statement of which this prospectus is a part to be declared effective by June 11, 2006.

Trading	Our common stock is quoted on the Nasdaq National Market under the symbol “SFNT.” The notes are currently trading in the PORTAL Market of the National Association of Securities Dealers, Inc. Notes sold by means of this prospectus will not be eligible for trading on the PORTAL system. We do not intend to list the notes for trading on any national or other securities exchange or on any automated quotation system.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before making an investment decision.

Summary Consolidated Financial Data
(In thousands, except per share data and ratios)

You should read the summary consolidated financial data in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein. The balance sheet data as of December 31, 2005, 2004, 2003 and 2002 and the statements of operations data for the years ended December 31, 2005, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements.

	Year Ended December 31,
	2001	2002	2003(2)	2004(3)	2005(4)

Statement of Operations Data:
Revenues	$16,462	$32,235	$66,194	$201,600	$263,061
Cost of revenues	4,525	8,963	16,837	99,753	136,005

	11,937	23,272	49,357	101,847	127,056

Operating expenses:
Research and development expenses	6,118	8,504	14,664	23,771	31,191
Sales and marketing expenses	5,061	7,341	14,929	28,974	49,782
General and administrative expenses	2,203	3,852	6,716	16,216	21,028
Write-off of acquired in-process research and development costs	—	3,375	9,681	—	1,196
Restructuring charges	—	—	—	1,300	2,391
Costs of integration of acquired companies	—	256	3,934	15,908	7,422
Amortization of unearned compensation	—	—	—	5,925	4,725
Amortization of acquired intangible assets	—	1,488	4,710	8,676	9,175

Total operating expenses	13,382	24,816	54,634	100,770	126,910

Operating income (loss)	(1,445)	(1,544)	(5,277)	1,077	146
Investment income and other expenses, net	1,336	669	807	2,687	5,861

Income (loss) from continuing operations before income taxes	(109)	(875)	(4,470)	3,764	6,007
Income tax expense (benefit)	—	(90)	1,618	1,581	2,979

Income (loss) from continuing operations	(109)	(785)	(6,088)	2,183	3,028
Loss from operations of discontinued GDS business (including loss on disposal of $3,506 in 2002)(1)	—	(3,954)	—	—	—

Net income (loss)	$(109)	$(4,739)	$(6,088)	$2,183	$3,028

Basic income (loss) per common share:
Income (loss) from continuing operations	$(0.01)	$(0.10)	$(0.54)	$0.10	$0.12
Loss from discontinued GDS business	—	(0.51)	—	—	—

Net income (loss) per share	$(0.01)	$(0.61)	$(0.54)	$0.10	$0.12

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(0.01)	$(0.10)	$(0.54)	$0.10	$0.12
Loss from discontinued GDS business	—	(0.51)	—	—	—

Net income (loss) per share	$(0.01)	$(0.61)	$(0.54)	$0.10	$0.12

Shares used in computation:
Basic	7,057	7,730	11,350	21,816	24,751

Diluted	7,057	7,730	11,350	22,637	25,659

	December 31,
	2002	2003	2004	2005

Balance Sheet Data:
Working capital	$31,987	$111,630	$202,509	$380,709
Intangible assets	13,900	67,988	446,852	475,989
Total assets	55,319	208,156	723,978	954,152
Long-term debt	—	—	—	250,000
Stockholders’ equity	48,378	178,997	612,586	583,131

(1)	On February 11, 2002, we made the decision to discontinue the operations of our subsidiary, GretaCoder Data Systems (“GDS”). Accordingly, beginning January 1, 2002, the results of this operation have been included in discontinued operations.

(2)	On February 5, 2003, we acquired Cylink Corporation in a business combination accounted for as a purchase and, accordingly, our historical results reflect Cylink’s results of operations beginning on that date. The operations of this business are included in our Enterprise Security Division.

(3)	On March 15, 2004, we acquired Rainbow Technologies, Inc. in a business combination accounted for as a purchase and, accordingly, our historical results reflect Rainbow’s results of operations beginning on that date. The operations of this business are included in both our Enterprise Security and Embedded Security Divisions.

(4)	On June 1, 2005, we acquired MediaSentry, Inc. in a business combination accounted for as a purchase and on December 1, 2005 we acquired Eracom Technologies AG in a business combination accounted for as a purchase and, accordingly, our historical results reflect MediaSentry’s and Eracom’s results of operations beginning on those dates, respectively. The operations of MediaSentry are included in our Embedded Security Division and the operations of Eracom are included in our Enterprise Security Division.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2001	2002	2003	2004		2005

Ratio of Earnings to Fixed Charges(1)	N/A	N/A	N/A	13.6	x	8.5x

(1)	For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before provision for income taxes plus fixed charges. Fixed charges consist of that portion of rental expense that we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by approximately $109,000, $875,000 and $4.5 million for fiscal years 2001, 2002 and 2003, respectively.

RISK FACTORS

You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus before making an investment decision. Some factors in this section are “forward-looking statements.” See “Forward-Looking Statements.”

Risks Related to Our Business

We have a history of losses and if we fail to execute our growth strategy, our business could be materially and adversely affected.

We experienced substantial net losses, as reported in accordance with generally accepted accounting principles in the United States (GAAP), in 2002 and 2003. As of December 31, 2005, we had an accumulated deficit of approximately $21.1 million. We intend to maintain or increase our expenditures in all areas in order to execute our business plan. As a result, we may continue to incur substantial net losses in the future. The likelihood of our success must be considered in light of the problems, expenses and delays frequently encountered in connection with new technologies, the design and manufacture of information technology security solutions, and the competitive environment in which we operate. You should not consider our historical results and recent growth as being indicative of future revenue levels or operating results. We can neither give assurance that we will operate profitably in the future nor that profitability will be sustained if it is achieved.

The loss of significant customers could have a material adverse effect on our business and results of operations.

We were dependent on five customers that represented approximately 38% of our consolidated revenues for the year ended December 31, 2005. We have one enterprise customer, a major U.S. Federal Agency, that accounted for 26% of our consolidated revenue for 2005. If our sales to our significant customers decline, our business, financial condition and results of operations could suffer. Any loss of governmental customers could have a material adverse effect on our business and prospects. In addition, we regularly license some of our products to customers who compete with us in other product categories. This potential conflict may deter existing and potential future customers from purchasing or licensing some of our products.

We may not be able to successfully execute our growth strategy through acquisitions.

One of our key strategies is to grow our business by selectively pursuing acquisitions. There has been substantial consolidation in the information security industry, and we expect this consolidation to continue in the foreseeable future. As a result of this consolidation, we expect to increasingly compete against larger competitors with broader product offerings and greater resources, including software vendors, network providers and manufacturers of networking and computer equipment and communications devices. In order to remain competitive, we have acquired and intend to continue acquiring businesses that complement or expand our existing business, including acquisitions that could be material in size and scope. Although we believe we have been successful with this strategy in the past, we may not be able to successfully grow our business in the future through acquisitions for a number of reasons including:

•	our failure to identify suitable acquisition targets or, once identified, our failure to consummate the acquisition;

•	increased competition for targets resulting in increased acquisition costs;

•	a reduced number of acquisition targets due to consolidation in our industry;

•	the unavailability of acquisition financing on acceptable terms or at all; and

•	competition laws and regulations that may prevent us from making certain acquisitions.

Our failure to successfully execute our growth strategy through acquisitions could have a material adverse effect on our business and future prospects.

Growing our business through acquisitions involves the risk that we may not successfully integrate the business or assets acquired or that we may not achieve the expected benefits from the acquisition.

There are potential risks associated with growing our business through acquisitions, including the failure to successfully integrate and realize the expected benefits of an acquisition. With any past or future acquisition, there is the possibility that:

•	we may experience difficulties integrating the technologies and products of the acquired businesses, which can be particularly challenging when dealing with complex security technologies;

•	synergies, economies of scale and cost reductions may not occur as expected;

•	expected revenues may not be sufficient to offset increased expenses associated with the acquisition;

•	management may be distracted from overseeing existing operations by the need to integrate acquired businesses;

•	we may acquire or assume unexpected liabilities;

•	unforeseen difficulties may arise in integrating operations, including accounting, financial, managerial, back-office and other information systems;

•	we may fail to retain key employees of the acquired business;

•	we may experience problems in retaining customers and integrating customer bases; and

•	problems may arise in entering and competing in new markets in which we may have little or no experience and where competitors in such markets have stronger market positions.

We cannot assure you that our acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. We must also manage any growth resulting from such acquisitions effectively. Failure to manage growth effectively and successfully integrate the acquired company’s operations could have a material adverse effect on our business and operating results.

Our quarterly operating results may fluctuate and our future revenues and profitability are uncertain.

We have experienced significant fluctuations in our quarterly operating results during the last five years and anticipate continued substantial fluctuations in our future operating results. A number of factors have contributed to these quarterly fluctuations including, but not limited to:

•	introduction and market acceptance of new products and product enhancements by us or our competitors;

•	budgeting cycles of customers, including the U.S. government;

•	timing and execution of individual contracts;

•	changes in the percentage of revenues attributable to OEM license fees and royalties;

•	length of time required by OEMs to embed our products into their products that will generate future royalties;

•	competitive conditions in the highly competitive and increasingly consolidated information security industry;

•	changes in general economic conditions; and

•	shortfall of revenues in relation to expectations that formed the basis for the calculation of fixed expenses.

It is likely that our operating results will fall below our expectations and the expectations of securities analysts or investors in some future quarter and the market price of our common stock, and in turn the notes, could be materially adversely affected.

If our subsidiary, Mykotronx, Inc., were to lose its eligibility as a small business under the rules of the Small Business Administration, it would incur additional costs and charges relating to disclosure, accounting and reporting to the U.S. government.

We do not believe Mykotronx’s status as a small business has had a material effect on SafeNet’s business. However, the loss of small business status may result in the company incurring additional charges and costs related to disclosure, accounting and reporting requirements applicable to a government contractor (either as a prime or subcontractor) not qualified as a small business. In addition, Mykotronx would no longer be eligible for small business set asides, which could make it more difficult for Mykotronx to pursue certain contract opportunities.

Our industry is highly competitive and becoming increasingly consolidated, which may result in our losing customers and declining revenue.

Our industry is relatively new, highly competitive and subject to rapid technological changes. Our future financial performance will depend, in large part, on our ability to establish and maintain an advantageous market position in the increasingly consolidated information security industry. We currently compete with companies that have substantially greater financial resources, sales and marketing organizations, market penetration and research and development capabilities, as well as broader product offerings and greater market presence and name recognition. For example, current competitors of our Enterprise Security Division include General Dynamics, L-3 Communications, Juniper Networks, Check Point Software, Cisco Systems and Nortel Networks. Current competitors of our Embedded Security Division include Broadcom, HiFn, Cavium and Certicom.

The competitive risk will increase to the extent that competitors begin to include software vendors, network providers, and manufacturers of networking and computer equipment and communications devices who may be in a better position than us to develop information security products in anticipation of developments in their products and networks. Competitive factors in the information security industry include:

•	standards compliance;

•	product quality and reliability;

•	technical features;

•	network compatibility;

•	product ease of use;

•	client service and support;

•	distribution; and

•	price.

Our failure to successfully compete in any of these areas could have a material adverse effect on our results of operations and financial condition.

We may not be able to protect our proprietary technologies.

Our success and ability to compete is dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, trade secret, copyright and trademark law and nondisclosure agreements to protect our intellectual property. We own 87 United States and foreign patents and have additional pending foreign and domestic patent applications. Our patents and patent applications protect various aspects of our network security technology and have expiration dates ranging from 2006 to 2022. Although we hold several patents and have several pending patent applications that cover aspects of our technology, these patents and patent applications do not protect some of our security products and services. In addition, we may not receive patents for our current and future patent applications.

Confidentiality, other non-disclosure agreements and other methods upon which we rely to protect our trade secrets, proprietary information and rights may not be adequate to protect such proprietary rights. Litigation to defend and enforce our intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. Despite our efforts to safeguard and maintain our intellectual property, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to deter misappropriation of our technology or prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. In addition, others may independently develop similar technologies or duplicate any technology developed by us. We may also be subject to additional risks as we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of our rights may be ineffective in such countries, and technology developed in such countries may not be protected in jurisdictions where protection is ordinarily available. Our inability to protect our intellectual property would have a material adverse effect on our results of operations and financial condition.

Due to the nature of the information security industry and our products, our products and technologies could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

The information security products we sell are complex by nature and incorporate a variety of technologies and methods. The use of these technologies and methods increases the risk that third parties may challenge the patents issued or licensed to us and the risk that a third party may claim our products infringe that third party’s intellectual property rights. We may not be able to successfully challenge these infringement claims or defend the validity of our patents and could have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, or if we challenge the validity of issued patents, lawsuits take significant time, may be expensive and may divert management attention from other business concerns.

We may not be able to maintain effective product distribution channels, which could result in decreased revenue.

We rely on both our direct sales force and an indirect channel distribution strategy for the sale and marketing of our products. Our sales and marketing organization may be unable to successfully compete against more extensive and well-funded sales and marketing operations of certain of our competitors. Additionally, we may be unable to attract integrators and resellers that can market our products effectively and provide timely and cost-effective customer support and service. Further, our distributors, integrators and resellers may carry competing lines of products. The loss of important sales personnel, distributors, integrators or resellers could adversely affect us.

Delays in product development could adversely affect market acceptance of our products.

We may experience schedule overruns in product development triggered by factors such as insufficient staffing or the unavailability of development-related software, hardware or technologies. Further, when developing new security products, our development schedules may be altered as a result of the discovery of software bugs, performance problems or changes to the product specification in response to customer requirements, technology developments or self-initiated changes. All of these factors can cause a product to enter the market behind schedule, which may adversely affect market acceptance of the product or place it at a disadvantage to a competitor’s product that has already gained market share or market acceptance during the delay.

We may be subject to product liability or other claims that could adversely affect our reputation with existing and potential customers and expose us to significant liability.

The sale and installation of our systems and products entails a risk of product failure, product liability or other claims. An actual or perceived breach of network or data security, regardless of whether such breach is attributable to our products or services, could adversely affect our reputation and financial condition or results of operations. The complex nature of our products and services can make the detection of errors or failures difficult during the development process. If errors or failures are subsequently discovered, this may result in delays and lost revenues during the correction process. In addition, a malfunction or the inadequate design of our products could result in product liability claims.

We attempt to reduce the risk of such losses by including warranty disclaimers and liability limitation clauses in our contracts with customers. However, we may not have obtained adequate contractual protection against liability in all instances.

We currently maintain product liability insurance. However, our insurance coverage may not be adequate and any product liability claim for damages resulting from security breaches could be substantial. In the event of product liability litigation, insufficient insurance coverage could have a material adverse effect on our results of operations and financial condition. Further, some of our customers and future customers may require minimum product liability insurance coverage as a condition to purchasing our products. Failure to satisfy these insurance requirements could impede our ability to sell products and services to these customers, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that that insurance will be available to us at a reasonable cost or will be sufficient to cover all possible liabilities.

We rely on single or limited sources for the manufacture and supply of our products.

We rely upon a single or a limited number of sources for the manufacture and supply of our products. Our silicon chips are primarily manufactured by Analog Devices, Samsung, Toshiba, LSI, Cypress Semiconductor and Philips Semiconductor. We outsource the manufacturing of our appliance and token products primarily to ISO 9001/2000 registered, privately-held contract manufacturers. Because we depend on third party manufacturers and suppliers, we do not directly control product delivery schedules or product quality. In addition, we cannot assure you that we will be able to maintain satisfactory contractual relations with our manufacturers and suppliers. A significant delay in delivering products to our customers, whether from unforeseen events such as natural disasters or otherwise, could have a material adverse effect on our results of operations and financial condition. If we lose any of our manufacturers or suppliers, we expect that it would take from three to six months for a new manufacturer or supplier to begin full-scale production of one of our products. The delay and expense associated with qualifying a new manufacturer or supplier and commencing production could result in a material loss of revenue and reduced operating margins and harm our relationships with customers. While we have not experienced any significant supply problems or problems with the quality of the manufacturing process of our suppliers and there have been no materially late deliveries of components or parts, it is possible that in the future we may encounter problems in the manufacturing process or shortages in parts, components, or other elements vital to the manufacture, production and sale of our products.

We rely on key technical and management employees and if such employees become unavailable, our business could be adversely affected.

The information security industry is highly specialized and the competition for qualified employees is intense. We expect this to remain so for the foreseeable future. We believe our success depends upon a number of key employees, such as our Chairman and Chief Executive Officer, our President and Chief Operating Officer and key technical personnel, and upon our ability to retain and hire additional key personnel. Several members of our management team have joined us in the last 18 months. It may be difficult for us to integrate these new employees into our existing management team. Further additions of new employees and departures of existing employees, particularly in key positions, can be disruptive and can result in further departures of our personnel. The loss of the services of key personnel or the inability to attract additional qualified personnel could materially and adversely affect our results of operations and product development efforts. We may be unable to achieve our revenue and operating performance objectives unless we can attract and retain technically qualified and highly skilled engineers, sales, technical, marketing, and management personnel.

In 2001, we entered into a five-year employment agreement with Anthony A. Caputo, our Chairman and Chief Executive Officer. In 2004, the employment agreement was amended to extend the original term from five to seven years. Also, in 2004 we entered into a five-year employment agreement with our President and Chief Operating Officer, Carole D. Argo, and in 2005, we entered into a three-year employment agreement with our Senior Vice President and General Manager of our Enterprise Security Division, Chris Fedde. However, we have not historically entered into employment agreements with our other employees. This may adversely impact our ability to attract and retain the necessary technical, management and other key personnel to successfully run our business.

Management has identified a material weakness in our internal control over financial reporting that will require significant resources to remediate and could adversely affect our ability to report our financial results accurately.

In connection with the evaluation of our disclosure controls and procedures as of December 31, 2005, management identified a material weakness in internal control over financial reporting and concluded that they were not effective as of that date. The material weakness pertains to insufficient staffing and technical expertise in our accounting and financial reporting functions. The inadequate level of staffing and technical expertise results in certain accounting processes and controls around the financial statement close and financial reporting processes, the processes for accounting for non-routine transactions and judgmental reserves, as well as certain controls over transactions processing, not being performed correctly, or on a timely basis. The lack of sufficient staffing and technical expertise has reduced the effectiveness of the existing accounting and financial reporting function, thereby increasing the risk of a financial statement misstatement. As a result, we were required to restate our financial statements for the three and six month periods ended June 30, 2005 and the three and nine month periods ended September 30, 2005.

We have taken steps to address this material weakness, including hiring two new accountants with relevant accounting experience and creating and filling the position of Director of Recognition of Revenue. In addition, we are seeking to fill positions in a newly created corporate controller group to review the consolidation of the worldwide operations and to provide a review function for financial information reported from our regional operation centers. We intend to hire approximately four accountants during 2006 with relevant accounting experience for this group, including a seasoned leader to manage this group. However, we cannot provide assurance that we will be able to hire qualified persons for these new positions or that the new positions we have established and the persons we hire to fill those positions will be sufficient to remediate the material weakness management has identified.

The remediation of this material weakness will require us to expend significant resources and management time, which could adversely affect our results of operations. Also, if we are unable to successfully remediate this material weakness, we may not be able to report our financial results accurately, which may cause investors to lose confidence in our reported financial information and have an adverse effect on the trading price of our common stock.

Our future success will depend upon our ability to anticipate and keep pace with technological changes and introduce new products and services in a timely manner.

Our industry is characterized by rapid changes, including evolving industry standards, frequent introduction of new products and services, continuing advances in technology and changes in customer requirements and preferences. We expect technological developments to continue at a rapid pace in our industry. Accordingly, we cannot assure you that technological changes implemented by competitors, developers of operating or networking systems or persons seeking to breach network security will not cause our technology to be rendered obsolete or non-competitive. Technology changes, software bugs, performance problems or customer requirements may also cause the development cycle for our new products to be significantly longer than our historical product development cycle, resulting in higher development costs or a loss in market share.

Failure to develop and introduce new products and services and improve current products and services in a timely fashion could adversely affect us. Because of the complexity of our products and services or shortages of development personnel, we have from time to time experienced delays in introducing new and enhanced products and services. These products may require additional development work, enhancement and testing to achieve commercial success. If these or other new or recently introduced products have performance, reliability, quality or other shortcomings, such products could fail to achieve adequate market acceptance. The failure of our new or existing products to achieve or maintain market acceptance, whether for these or other reasons, could cause us to experience reduced orders, which in each case could have a material adverse effect on our business, financial condition and results of operations.

Prolonged economic weakness in the Internet infrastructure, network security and related markets may decrease our revenues and margins.

The market for our products and services depends on economic conditions affecting the broader Internet infrastructure, network security and related markets. Prolonged weakness in these markets has caused in the past and may cause in the future enterprises and carriers to delay or cancel security projects, reduce their overall or security-specific information technology budgets or reduce or cancel orders for our products. In this environment, our customers may experience financial difficulty, cease operations and fail to budget or reduce budgets for the purchase of our products and services. This, in turn, may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in price pressures, causing us to realize lower revenues and operating margins. In addition, general economic uncertainty caused by potential hostilities involving the United States, terrorist activities and the general decline in capital spending in the information technology sector make it difficult to predict changes in the information security requirements of our customers and the markets we serve. In light of these events, some businesses may curtail or eliminate capital spending on information technology. These factors may cause our revenues and operating margins to decline.

If our products and services do not interface with our end-users’ networks, installations could be delayed or cancelled, which could significantly reduce our revenues.

Our products are designed to interface with our end-users’ existing networks, each of which has different specifications and utilizes multiple protocol standards. Many of our end-users’ networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products and services must interoperate with all of the products and services within these networks as well as with future products and services that might be added to these networks to meet our end-users’ requirements. If we find errors in the existing software used in our end-users’ networks, we may elect to modify our software to fix or overcome these errors so that our products will interface with their existing software and hardware. If our products do not interface with those within our end-users’ networks, customer installations could be delayed or orders for our products could be cancelled, which could significantly reduce our revenues.

A decrease of average selling prices for our products and services could adversely affect our business.

The average selling prices for our products and services may decline due to product introductions by our competitors, price pressures from significant customers and other factors. The market for our embedded products is dominated by a few large OEM vendors, who have considerable pricing power over our company. In addition, with the general economic slowdown and decrease of information technology capital spending budgets, our customers often seek the lowest price for their security needs. To sell our products and services at higher prices, we must continue to develop and introduce new products and services that incorporate new technologies or high-performance features. If we experience pricing pressures or fail to develop new products, our revenues and gross margins could decline, which could harm our business, financial condition and results of operations.

We face risks associated with our international business activities.

International sales accounted for approximately 29% of our consolidated revenue for the year ended December 31, 2005. International sales are subject to risks related to imposition of governmental controls, export license requirements, restrictions on the export of critical technology, general economic conditions, fluctuations in currency values, translation of foreign currencies into U.S. dollars, foreign currency exchange controls, tariffs, quotas, trade barriers and other restrictions, compliance with applicable foreign laws and other economic and political uncertainties.

Some of our information security products contain encryption algorithms that are subject to the export restrictions administered by the Bureau of Industry and Security, U.S. Department of Commerce. These restrictions permit the export of encryption products based on country, algorithm and class of end- user. They prohibit the export of encryption products to some countries and to business entities that are not included in a range of end-users. These restrictions may provide a competitive advantage to foreign competitors facing less stringent controls on their products and services. In addition, the list of countries, products and users for which export approval is required, and regulatory policies with respect thereto, could become more restrictive, and laws limiting the domestic use of encryption could be enacted. Our foreign distributors may also be required to secure licenses or formal permission before encryption products can be imported. Compliance with export restrictions has resulted in delays in shipping our products to certain end users in the past and may result in such delays in the future.

A breach of network security could harm public perception of our products and services, which could cause us to lose revenue.

If an actual or perceived breach of network security occurs in one of our end-users’ network systems, regardless of whether the breach is attributable to our products or services, the market perception of the effectiveness of our products and services could be harmed. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. Failure to anticipate new techniques or otherwise prevent breaches of network security could cause us to lose current and potential customers and revenues.

Because a significant portion of our total assets is represented by goodwill that is subject to mandatory annual impairment evaluations, we could be required to write off some or all of this goodwill, which may adversely affect our financial condition and results of operations.

We account for all acquisitions using the purchase method of accounting. Under purchase method accounting, a portion of the purchase price for a business is allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation. Any excess purchase price, which is very likely to constitute a significant portion of the purchase price, will be allocated to goodwill. In accordance with the Financial Accounting Standards Board’s Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized but is reviewed annually, or more frequently if impairment indicators arise, for impairment. When we perform future impairment tests, it is possible that the carrying value of our goodwill could exceed its implied fair value and therefore would require adjustment. Such adjustment would result in a charge to operating income in that period. Once adjusted, there can be no assurance that there will not be further adjustments for impairment in future periods.

Risks Related to the Notes

The notes rank junior in right of payment to our senior debt and effectively junior to the liabilities of our subsidiaries.

The notes are subordinated to all of our existing and future senior debt. The notes are not secured by any of our assets. In the event we default on any of our senior debt or in the event we undergo a bankruptcy, liquidation, dissolution, reorganization, or similar proceeding, the proceeds of the sale of our assets would first be applied to the repayment of our senior debt before any of those proceeds would be available to make payments on our subordinated debt, including the notes. Accordingly, upon an acceleration of the notes, there may be no assets remaining from which claims of the holders of the notes could be satisfied or, if any assets remained, they might be insufficient to satisfy those claims in full. No payment in respect of the notes will be permitted during certain periods when an event of default under our senior debt permits the senior debt lenders to accelerate its maturity.

In addition, the notes are not guaranteed by any of our existing or future subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due with respect to the notes or to make any funds available therefor, whether by dividends, loans or other payments. As a result, the notes effectively rank junior in right of payment to all existing and future debt and other liabilities (including trade payables) of our subsidiaries.

At December 31, 2005, we had no indebtedness outstanding other than the notes, and our subsidiaries had approximately $72.8 million of indebtedness and other liabilities, including trade payables, but excluding intercompany indebtedness, all of which are effectively senior in right of payment to the notes.

In addition, the indenture governing the notes does not restrict us or our subsidiaries from incurring debt (including senior debt) in the future. The incurrence by us of additional senior debt or by our subsidiaries of additional debt and other liabilities will increase the risks described above.

We may depend on the cash flows of our subsidiaries in order to satisfy our obligations under the notes.

We are an operating entity that also conducts a significant portion of our business through our subsidiaries. Our operating cash flows and consequently our ability to service our debt, including the notes, is therefore partially dependent upon our subsidiaries’ earnings and their distributions of those earnings to us and may also be dependent upon loans, advances or other payments of funds to us by those subsidiaries. Our subsidiaries are separate legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to the notes or to make any funds available for that purpose. Our subsidiaries’ ability to make payments may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries’ indebtedness, applicable laws and other factors.

There are no restrictive covenants in the indenture for the notes relating to our ability or our subsidiaries’ ability to incur future indebtedness or complete other transactions.

The indenture governing the notes does not contain any financial or operating covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture does not contain restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including secured indebtedness that would be effectively senior to the notes to the extent of the value of the assets securing such debt, or indebtedness at the subsidiary level to which the notes would be structurally subordinated. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt, including the notes and indebtedness that is senior in right of payment to the notes, or that future working capital, borrowings or equity financing will be available to pay or refinance any such debt.

Fluctuations in the price of our common stock may prevent you from being able to convert the notes and may impact the price of the notes and make them more difficult to resell.

The ability of holders of the notes to convert the notes is conditioned on the closing price of our common stock reaching specified thresholds or the occurrence of specified events, such as a fundamental change. If the closing price threshold for conversion of the notes as described under “Description of the Notes — Conversion Rights — Conversion Based on Common Stock Price” is satisfied during a calendar quarter, holders may convert the notes only during the subsequent calendar quarter. If a special trigger event as described under “Description of the Notes — Conversion Rights — Conversion Upon Occurrence of Special Trigger Event” occurs, holders may convert the notes only until the second business day prior to the mandatory redemption date, which will be the 15th business day following the special trigger event. If such closing price thresholds are not satisfied and the other specified events that would permit a holder to convert notes do not occur, holders would only be able to convert their notes during the six month period from and including June 15, 2010 to, but excluding, the final maturity date on December 15, 2010.

Because the notes are convertible into shares of our common stock, volatility or depressed prices of our common stock could have a similar effect on the trading price of the notes and could limit the amount of cash payable upon conversion of the notes. Holders who receive common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

The make whole premium that may be payable upon conversion following a special trigger event or in connection with a fundamental change may not adequately compensate you for the lost option time value of your notes as a result of the mandatory redemption or such fundamental change.

If you convert notes in connection with a fundamental change or upon the occurrence of a special trigger event, we may be required to pay a make whole premium by increasing the conversion rate applicable to your notes, as described under “Description of the Notes — Make Whole Premium Upon Fundamental Change” and “Description of the Notes — Make Whole Premium Upon Special Trigger Event.” While these increases in the applicable conversion rate are designed to compensate you for the lost option time value of your notes as a result of a mandatory redemption or a fundamental change, such increases are only an approximation of such lost value and may not adequately compensate you for such loss. In addition, even if a fundamental change or a special trigger event occurs, in some cases described below under “Description of the Notes — Make Whole Premium Upon Fundamental Change” or “Description of the Notes — Make Whole Premium Upon Special Trigger Event,” there will be no such make whole premium.

Because your right to require repurchase of the notes is limited, the market price of the notes may decline if we enter into a transaction that is not a fundamental change under the indenture.

The term “fundamental change” is limited and may not include every event that might cause the market price of the notes to decline or result in a downgrade of the credit rating of the notes. The term “fundamental change” does not apply to transactions in which 100% of the consideration paid for our common stock in a merger or similar transaction is publicly traded common stock. Our obligation to repurchase the notes upon a fundamental change may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes — Purchase at Holders’ Option Upon Fundamental Change.”

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may not have the ability to purchase notes when required under the terms of the notes.

Holders of notes may require us to purchase for cash all or a portion of their notes upon the occurrence of certain specific kinds of fundamental change events. We cannot assure you that we will have sufficient financial resources or be able to arrange financing to pay the repurchase price of the notes on any date that we would be required to do so under the terms of the notes.

You should consider the United States federal income tax consequences of owning the notes.

The U.S. federal income tax treatment of the conversion of the notes into a combination of our common stock and cash is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of notes into a combination of cash and common stock. A discussion of the U.S. federal income tax consequences of ownership of the notes is contained in this prospectus under the heading “Material United States Federal Income Tax Considerations.”

If we pay a cash dividend on our common stock, you may be deemed to have received a taxable dividend without the receipt of any cash.

If we pay a cash dividend on our common stock, an adjustment to the conversion rate may result, and you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. If you are a Non-U.S. Holder (as defined in this prospectus under “Material United States Federal Income Tax Considerations”), such deemed dividend may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Material United States Federal Income Tax Considerations.”

An active trading market for the notes may not develop.

The notes are a new issue of securities for which there is currently no public market, and no active trading market might ever develop. Even if an active trading market were to develop, the notes may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price, of our shares of common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed.

We have no plans to list the notes on a securities exchange. Although, at the time of the issuance of the notes, the initial purchaser of the notes advised us that it intended to make a market in the notes, it is not obligated to do so and may cease making at any time, for any reason or for no reason, without notice. If the initial purchaser ceases to act as the market maker for the notes, we cannot assure you another firm or person will make a market in the notes.

The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop.

The conditional conversion feature of the notes could result in your receiving less than the value of the common stock into which a note is convertible.

The notes are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes until the six month period from, and including, June 15, 2010 to, but excluding, the final maturity date of the notes on December 15, 2010, and until such time, you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

Risks Related to Our Common Stock and the Notes

Provisions of the notes and anti-takeover provisions in our charter documents and under Delaware law could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We may also be required to issue additional shares upon conversion or provide for conversion into the acquirer’s capital stock in the event of certain fundamental changes.

Our restated certificate of incorporation provides for the issuance of “blank check” preferred stock, which may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. In addition, our bylaws provide that our stockholders may call a special meeting of stockholders only upon a written request of stockholders owning a majority of our capital stock. In addition, certain provisions under Delaware law restrict business combinations between a corporation and an owner of 15% or more of the outstanding voting stock of the corporation for a three-year period. These provisions of our restated certificate of incorporation and bylaws and Delaware law could discourage, delay or prevent a third party from acquiring or merging with us, even if such action was beneficial to our stockholders and, in turn, the holders of the notes.

The price of our common stock may be volatile.

In the past, the price of our common stock has experienced volatility due to a number of factors, some of which are beyond our control. The price of our common stock may continue to experience volatility in the future from time to time. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in key financial performance measurer, such as earnings per share, net income and revenue;

•	changes in revenue or earnings estimates or publication of research reports by financial analysts;

•	announcements of technological innovations or new products by us or our competitors;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock or other actions by investors with significant shareholdings;

•	general market conditions for security and other technology companies; and

•	domestic and international economic, legal, political and regulatory factors unrelated to our performance.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Any adverse effect upon the trading price of our common stock would, in turn, adversely affect the trading price of the notes.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is quoted and traded on the Nasdaq National Market under the symbol “SFNT.” Set forth below, for the applicable periods indicated, are the high and low closing sale prices per share of our common stock as reported by the Nasdaq National Market.

	High	Low

Fiscal 2004
First Quarter	$41.22	$31.27
Second Quarter	38.53	21.14
Third Quarter	30.03	22.19
Fourth Quarter	37.65	27.40
Fiscal 2005
First Quarter	$36.63	$28.87
Second Quarter	30.03	25.55
Third Quarter	38.15	29.70
Fourth Quarter	37.20	31.57
Fiscal 2006
First Quarter	$33.58	$23.71
Second Quarter (through April 10, 2006)	26.29	20.96

On April 10, 2006, the last reported closing sale price of our common stock on the Nasdaq National Market was $21.10 per share.

DIVIDEND POLICY

We currently intend to retain all future earnings to finance the expansion of our business. We have not paid cash dividends in the past and do not anticipate paying cash dividends in the foreseeable future. Any future determination regarding cash dividend payments will be made by our board of directors and will depend upon our earnings, capital requirements, financial condition and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash, short-term investments and capitalization as of December 31, 2005. You should read this table in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein.

December 31,
2005
(In thousands,
except per
share data)

Cash and cash equivalents	$63,934

Short-term investments	$278,785

Total debt	$250,000

Stockholders’ equity:
Preferred stock, par value $0.01; 500 shares authorized; no shares issued and outstanding	$—
Common stock, par value $0.01; 50,000 shares authorized; 25,343 shares issued and 23,830 shares outstanding at December 31, 2005(1)	253
Additional paid-in capital	654,167
Treasury stock, 1,513 shares, at cost	(49,990)
Unearned compensation	(2,422)
Accumulated other comprehensive income	2,225
Accumulated deficit	(21,102)

Total stockholders’ equity	$583,131

Total capitalization	$583,131

(1)	Based on shares of common stock outstanding as of December 31, 2005, excluding:

•	4.4 million shares issuable upon exercise of outstanding options under our stock option plans at a weighted average exercise price of $23.19 per share at December 31, 2005; and

•	3.8 million shares available for future grants or issuance under our stock option plans and our employee stock purchase plan.

UNAUDITED PRO FORMA AS ADJUSTED
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma as adjusted condensed consolidated financial statements have been derived by the application of the pro forma adjustments described below to our unaudited combined condensed pro forma statement of operations for the year ended December 31, 2005, which gives effect to our acquisition of MediaSentry, Inc. (which occurred on June 10, 2005) and Eracom Technologies AG (which occurred on December 1, 2005), as if such acquisitions had occurred on January 1, 2005.

The unaudited pro forma as adjusted condensed consolidated statements of operations for the year ended December 31, 2005 give effect to the following transactions related to the issuance of the notes (collectively, the “note transactions”) as if the note transactions had occurred as of January 1, 2005:

•	the issuance of the notes;

•	our repurchase of shares of our common stock in the amount of $50.0 million; and

•	our payment of estimated fees and expenses incurred in connection with the foregoing.

The unaudited pro forma as adjusted condensed consolidated financial statements do not purport to represent what our results of operations or financial position would have been if the note transactions had occurred on the dates indicated and are not intended to project our results of operations or financial position for any future period or date.

The unaudited pro forma adjustments are based on preliminary estimates, available information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available. The pro forma adjustments and primary assumptions are described in the accompanying notes. You should read our unaudited pro forma as adjusted condensed consolidated financial statements and the related notes hereto in conjunction with our historical consolidated financial statements and the related notes thereto and other information contained in “Capitalization” and “Summary Consolidated Financial Data,” as well as the pro forma and historical consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

SafeNet, Inc.

Unaudited Pro Forma As Adjusted Condensed Consolidated Statement of Operations

	Historical	Historical	Pro Forma			Historical	Pro Forma			Combined	Debt			Combined
	SafeNet	MediaSentry	Adjustments	Notes		Eracom	Adjustments	Notes		Pro Forma	Issuance	Notes		Pro Forma

Revenues	$263,061	$3,088	$—			$11,297	$(470)	(e	)	$276,976	$—			$276,976
Cost of revenues	136,005	874	167	(a	)	2,475	(274)	(f	)	139,247	—			139,247

Gross Profit	127,056	2,214	(167)			8,822	(196)			137,729	—			137,729

Research and development expenses	31,191	1,375	—			2,848				35,414	—			35,414
Sales and marketing expenses	49,782	251	—			6,376				56,409	—			56,409
General and administrative expenses	21,028	679	—			2,160				23,867	—			23,867
Amortization of acquired intangible assets	9,175	—	213	(b	)	49	830	(g	)(h)	10,267	—			10,267
Restructure charge	2,391	—	—			7,020				9,411	—			9,411
Cost of integration of acquired companies	7,422	—	—			—				7,422	—			7,422
Non-cash compensation expense	4,725	—	50	(c	)	—				4,775	—			4,775
Write off of in process research and development	1,196	—				—				1,196	—			1,196

Total operating expenses	126,910	2,305	263			18,453	830			148,761	—			148,761

Operating (loss) income	146	(91)	(430)			(9,631)	(1,026)			(11,032)				(11,032)
Interest and other income, net	5,861	(310)	—			730				6,281	(7,452)	(i	)(j)	(1,171)

(Loss) income from continuing operations before income taxes	6,007	(401)	(430)			(8,901)	(1,026)			(4,751)	(7,452)			(12,203)
Income tax benefit (expense)	(2,979)	(2)	163	(d	)	(21)	—			(2,839)	2,832	(d	)	(7)

(Loss) income from continuing operations	3,028	(403)	(267)			(8,922)	(1,026)			(7,590)	(4,620)			(12,210)
Loss from discontinued operations, net of applicable taxes	—										—			—

Net (loss) income	$3,028	$(403)	$(267)			$(8,922)	$(1,026)			$(7,590)	$(4,620)			$(12,210)

Basic (loss) income per share:
Continuing operations	0.12	(0.19)								(0.30)				(0.49)
Discontinued operations	—	—								—				—

Net (loss) income	0.12	(0.19)								(0.30)				(0.49)

Diluted (loss) income per share:(k)
Continuing operations	0.12	(0.19)								(0.30)				(0.49)
Discontinued operations	—	—								—				—

Net (loss) income	0.12	(0.19)								(0.30)				(0.49)

Shares used in computation:
Basic	24,751	2,112								24,945				24,945
Diluted	25,659	2,112								24,945				24,945

NOTES TO UNAUDITED PRO FORMA AS ADJUSTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Adjustments to the unaudited pro forma as adjusted statements of operations for the year ended December 31, 2005 are presented below:

(a)	Adjustment to record the amortization of $2,000 of acquired identifiable intangible assets over a useful life of 5 years related to the MediaSentry acquisition to cost of goods sold.

(b)	Adjustment to record amortization of $5,100 of acquired identifiable intangible assets over a useful life of 10 years related to the MediaSentry acquisition to operating expense.

(c)	Adjustment to record the amortization of unearned compensation of $334 over 4.5 years related to the MediaSentry acquisition.

(d)	Adjustment represents the income tax effect of the pro forma adjustments at our blended U.S. statutory tax rate which was assumed to be 38% for the year ended December 31, 2005.

(e)	Adjustment to record the elimination of revenue between SafeNet and Eracom for transactions originating prior to the acquisition date.

(f)	Adjustment to record the elimination of costs of goods sold between SafeNet and Eracom for transactions originating prior to the acquisition date.

(g)	Adjustment to record the elimination of $49 of amortization expense for pre-acquisition intangible assets of Eracom.

(h)	Adjustment to record the amortization expense of $879 for the acquired identifiable intangible assets of Eracom.

(i)	Adjustment to record interest expense at a rate of 2.5% per annum on $250.0 million aggregate principal amount of notes, which are assumed to be outstanding for the entire period presented, which amounted to $6,250.

(j)	Adjustment to record amortization of $1,202 of the capitalized financing costs of $6,010 related to the issuance of the notes for the entire period presented.

(k)	The notes will have a dilutive effect on earnings per share in any period in which, on the last day of such period, the market price of our common stock exceeds the conversion price for the notes even if the notes are not convertible. At the issuance date, there was no conversion premium resulting in additional dilution.

DESCRIPTION OF THE NOTES

We issued the notes under the indenture, dated as of December 13, 2005, between SafeNet, Inc., as issuer, and Citibank, N.A., a national banking association organized under the laws of the United States, as trustee. As used in this description of notes, the words “our company,” “we,” “us,” “our” or “SafeNet” refer only to SafeNet, Inc. and do not include any of our current or future subsidiaries. We have summarized the material provisions of the notes below. The following description is not complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they define your rights as a note holder. A copy of the indenture, including a form of the notes, is available upon request to us.

General

The notes are limited to $250,000,000 aggregate principal amount. The notes will mature on December 15, 2010. The notes will be issued in denominations of $1,000 or in integral multiples of $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

The notes bear cash interest at the rate of 2.50% per year on the principal amount from the issue date, or from the most recent date to which interest has been paid or provided for. Interest will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2006, to holders of record at the close of business on the June 1 or the December 1 immediately preceding such interest payment date. Each payment of cash interest on the notes will include interest accrued for the period commencing on and including the immediately preceding interest payment date (or, if none, the original issue date of the notes) through the day before the applicable interest payment date (or purchase or redemption date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest will be calculated using a 360-day year composed of twelve 30-day months. A “business day” is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close.

Interest will cease to accrue on a note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been converted, been purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of any transfer or exchange to a person other than the holder.

Subordination of the Notes

The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we must pay the holders of senior indebtedness in full before we pay the holders of the notes. If the notes are accelerated because of an event of default under the indenture, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the holders of the notes. The indenture will require that we promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default under the terms of designated senior indebtedness occurs and is continuing that permits (or with the giving of notice or passage of time would permit) holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or any other person permitted to give such notice under the indenture.

We are required to resume payments on the notes:

•	in case of a payment default of senior indebtedness, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default under the terms of designated senior indebtedness, the earliest to occur of (i) the date on which such nonpayment default is cured or waived or ceases to exist, (ii) 179 days after the date on which the payment blockage notice is received and (iii) the date such payment blockage period shall have been terminated by written notice to us or the trustee from the person initiating such payment blockage period; provided, however, that if the maturity of such designated senior indebtedness is accelerated, no payment may be made on the notes until such designated senior indebtedness has been paid in full or such acceleration has been cured or waived.

No new period of payment blockage may be commenced for a default unless 360 days have elapsed since our receipt of the prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee will be, or can be made, the basis for the commencement of a subsequent payment blockage period whether or not within a period of 360 consecutive days.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

The notes will not be guaranteed by any of our existing or future subsidiaries. Our subsidiaries are separate legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to the notes or to make any funds available for that purpose. As a result, the notes will effectively rank junior in right of payment to all existing and future debt and other liabilities (including trade payables) of our subsidiaries. We are an operating entity that also conducts a significant portion of our business through our subsidiaries. Our operating cash flows and consequently our ability to service our debt, including the notes, is therefore partially dependent upon our subsidiaries’ earnings and their distributions of those earnings to us and may also be dependent upon loans, advances or other payments of funds to us by those subsidiaries. Our subsidiaries’ ability to make payments may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries’ indebtedness, applicable laws and other factors.

At December 31, 2005, we had no indebtedness outstanding other than the notes and our subsidiaries had approximately $72.8 million of indebtedness and other liabilities, including trade payables, but excluding inter-company indebtedness, all of which would be effectively senior in right of payment to the notes. Neither we nor our subsidiaries are restricted under the indenture from incurring additional senior indebtedness or other additional indebtedness.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

“Designated senior indebtedness” means any senior indebtedness, the outstanding aggregate principal amount of which at the time of determination is equal to or greater than $25 million and that is specifically identified by us in the instrument governing or evidencing the indebtedness as “designated senior indebtedness.”

“Indebtedness” means:

(1) all of our indebtedness, payment obligations and other monetary liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, or incurred in connection with the acquisition of any property, services or assets, whether or not the recourse of the lender is to the whole of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other monetary liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees, bankers’ acceptances, surety bonds, performance bonds or other guaranty of contractual performance;

(3) all of our payment obligations and other monetary liabilities, contingent or otherwise, in respect of leases required, in conformity with GAAP, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our payment obligations and other monetary liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our payment obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5) all of our payment obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our payment obligations or monetary liabilities, contingent or otherwise, to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, payment obligations or monetary liabilities of another person of the kinds described in clauses (1) through (5);

(7) all indebtedness or other obligations of the kinds described in clauses (1) through (5) secured by any mortgage, pledge, lien or other encumbrance existing on property that is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us; and

(8) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, payment obligation or monetary liability of the kinds described in clauses (1) through (7).

“Senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or termination payment with respect to or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness, whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1) indebtedness that expressly provides that such indebtedness will not be senior in right of payment to the notes or expressly provides that such indebtedness is on parity with or junior in right of payment to the notes;

(2) any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to such subsidiaries arising by reason of guarantees by us of indebtedness of any such subsidiary to a person that is not our subsidiary;

(3) any liability for federal, state, local or other taxes owed or owing by us; and

(4) indebtedness for trade payables.

Conversion Rights

Holders may convert their notes prior to maturity based on an initial conversion rate of 24.2131 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $41.30 per share), only if the conditions for conversion described below are satisfied. Holders who convert will receive cash and, at our option as described below, common stock upon conversion. The conversion rate will be subject to adjustment as described below. A note for which a holder has delivered a fundamental change repurchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

In lieu of delivering shares of our common stock upon conversion of any note, a holder will receive, for each $1,000 principal amount of notes surrendered for conversion:

•	cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value, as defined below; and

•	if the conversion value is greater than $1,000, a number of shares of our common stock, which we refer to as the “remaining shares,” equal to the sum of the daily share amounts, as defined below, for each of the ten consecutive trading days in the conversion reference period, as defined below, subject to our right to deliver cash in lieu of all or a portion of such remaining shares as described below; and

provided that in no event shall the aggregate number of remaining shares per $1,000 principal amount of notes exceed the aggregate share cap, as defined below.

The “conversion value” means the product of (1) the conversion rate in effect on the conversion date and (2) the arithmetic average of the volume weighted average price per share of our common stock for the ten consecutive trading days of the conversion reference period, provided that after the consummation of a fundamental change in which the consideration is comprised entirely of cash, the amount used in clause (2) of this paragraph will be the cash price per share received by holders of our common stock in such fundamental change.

The “conversion reference period” means:

•	for notes that are surrendered for conversion during the special trigger event conversion period, the ten consecutive trading days beginning on the third trading day following the mandatory redemption date; and

•	for notes that are converted during the period beginning on the 30th day prior to the maturity date of the notes, the ten consecutive trading days beginning on the third trading day following the maturity date; and

•	in all other instances, the ten consecutive trading days beginning on the third trading day following the conversion date.

The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the indenture to convert such note.

The “daily share amount” means, for each trading day of the conversion reference period and each $1,000 principal amount of notes surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:

volume weighted average	×	conversion rate
price per share for such		in effect on the	−	$1,000
(trading day		conversion date*)

volume weighted average price per	×	10
share for such trading day

•	appropriately adjusted to take into account the occurrence on such trading day of any event which would require an anti-dilution adjustment

The “aggregate share cap” means 20.2 shares of our common stock per $1,000 principal amount of notes, subject to adjustment upon the occurrence of any of the events described in clauses (1) through (4) under “— Conversion Rights — Conversion Procedures” below.

The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page SFNT equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

A “trading day” is any day on which the Nasdaq National Market or, if our common stock is not quoted on the Nasdaq National Market, the principal national or regional securities exchange on which our common stock is listed, is open for trading or, if our common stock is not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

On any day prior to the first trading day of the applicable conversion reference period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”). If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (1) the cash percentage, (2) the daily share amount for such trading day and (3) the volume weighted average price of our common stock for such trading day (provided that after the consummation of a fundamental change in which the consideration is comprised entirely of cash, the amount used in this clause (3) will be the cash price per share received by holders of our common stock in such fundamental change). The number of shares deliverable in respect of each trading day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the start of the applicable conversion reference period, we must settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of such note.

A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the arithmetic average of the volume weighted average price of our common stock for each of the ten consecutive trading days of the conversion reference period. As used in this “Description of the Notes,” all references to our common stock are to our common stock, par value $0.01 per share. See “Description of Capital Stock” below.

The conversion value, daily share amount and the number of shares, if any, to be issued upon conversion of the notes will be determined by us at the end of the conversion reference period. Upon conversion of a note, we will pay the cash and deliver the shares of common stock, as applicable, as promptly as practicable after the later of the conversion date and the date all calculations necessary to make such payment and delivery have been made, but in no event later than five business days after the later of such dates.

The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the stated maturity date.

Conversion Based on Common Stock Price

Holders may surrender notes for conversion during any calendar quarter beginning after March 31, 2006, and only during such calendar quarter, if, as of the last day of the preceding calendar quarter, the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 120% of the conversion price, as defined below, per share of common stock on the last day of such preceding calendar quarter, which we refer to as the “conversion trigger price.”

The “closing price” of our common stock on any trading day means the reported last sale price per share (or, if no last sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date reported by the Nasdaq National Market or, if our common stock is not quoted on the Nasdaq National Market, as reported by the principal national or regional securities exchange on which our common stock is listed or otherwise as provided in the indenture.

The “conversion price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable conversion rate, rounded to the nearest cent.

The conversion trigger price is $49.56, which is 120% of the initial conversion price per share of common stock, subject to adjustment upon occurrence of any of the events in respect of which the conversion rate would be subject to adjustment as described under “— Conversion Rights — Conversion Procedures” below.

The conversion agent will, on our behalf, determine at the beginning of each calendar quarter commencing at any time after March 31, 2006 whether the notes are convertible as a result of the price of our common stock and notify us and the trustee.

Conversion Based on Trading Price of Notes

Holders may surrender notes for conversion during any five business day period after any five consecutive trading day period in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing price of our common stock for each day in that period and the conversion rate per $1,000 principal amount of notes (the “trading price condition”).

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $5 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “closing price” of our common stock and the conversion rate per $1,000 principal amount of notes.

In connection with any conversion upon satisfaction of the trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of the notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than 98% of the product of the closing price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

Conversion Upon Occurrence of Special Trigger Event

Upon the occurrence of the special trigger event, as defined below, holders may surrender notes for conversion at any time during the period from the special trigger date, as defined below, and through the close of business on the second business day immediately preceding the mandatory redemption date (the “special trigger event conversion period”). A note for which a holder has delivered a fundamental change repurchase notice, as described below, requiring us to purchase such note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Following the special trigger event, holders will be able to convert their notes during the special trigger event conversion period even if we fail to deliver the notice of mandatory redemption or redeem the notes on the mandatory redemption date.

Conversion Upon Specified Distributions to Holders of Our Common Stock

If we:

•	distribute to all holders of our common stock certain rights (including rights under a stockholder rights agreement) or warrants entitling them to purchase, for a period expiring within 45 days of the date of issuance, common stock at less than the then current market price of our common stock, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 7.5% of the closing price of our common stock on the business day preceding the declaration date for such distribution, we will notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution; provided that if we distribute rights pursuant to a stockholder rights agreement, we will notify the holders of the notes on the business day after we are required to give notice generally to our stockholders pursuant to such stockholder rights agreement if such date is less than 20 days prior to the date of such distribution. Once we have given the notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. A holder may not convert its notes under this conversion provision upon the specified distributions above if the holder will participate in such distribution due to the participation of holders of the notes in such distribution.

Conversion Upon Fundamental Change

We will notify the holders of notes and the trustee at least 10 trading days prior to the anticipated effective date of any fundamental change, as defined below under “— Purchase at Holders’ Option Upon Fundamental Change,” that we know or reasonably should know will occur. If we do not know, and should not reasonably know, that a fundamental change will occur until a date that is within 10 trading days before the anticipated effective date of such fundamental change, we will notify the holders and the trustee promptly after we have knowledge of such fundamental change. Holders may surrender notes for conversion at any time beginning 10 trading days before the anticipated effective date of a fundamental change and until the trading day prior to the fundamental change repurchase date.

Conversion at Maturity

Holders may surrender notes for conversion at any time during the period beginning on June 15, 2010 and ending at the close of business on the business day immediately preceding the maturity date.

Conversion Procedures

To convert a note, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

On conversion of a note, a holder will not receive, except as described below, any cash payment representing any accrued interest. Instead, accrued interest will be deemed paid by the shares of common stock (or any cash in lieu thereof) received by the holder on conversion. Delivery to the holder of the full number of shares of common stock into which the note is convertible (or any cash in lieu thereof), together with any cash payment of such holder’s fractional shares, will thus be deemed:

•	to satisfy our obligation to pay the principal amount of a note; and

•	to satisfy our obligation to pay accrued and unpaid interest.

As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds equal to the amount of such payment, unless such notes have been called for redemption or have been surrendered for conversion following the regular record date immediately preceding the final interest payment date, in which case no such payment will be required.

The conversion rate will not be adjusted for accrued interest. For a discussion of the tax treatment of a holder receiving shares of our common stock (or any cash in lieu thereof), upon surrendering notes for conversion, see “Material United States Federal Income Tax Considerations.”

We will adjust the conversion rate for certain events, including:

(1) the issuance of our common stock as a dividend or distribution to holders of our common stock;

(2) some subdivisions and combinations of our common stock;

(3) the issuance to all holders of our common stock of some rights or warrants entitling them for a period expiring within 45 days of such issuance to purchase our common stock, or securities convertible into our common stock, at less than, or having a conversion price per share less than, the then current market price of our common stock;

(4) the dividend or other distribution to all holders of our common stock of shares of our capital stock, other than common stock, or evidences of our indebtedness or our assets, including securities (but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, liquidation, dissolution, winding up, sale or conveyance resulting in a change in the conversion consideration, or pursuant to any stockholder rights plan or dividends or distributions paid exclusively in cash);

(5) dividends or other distributions consisting exclusively of cash to all holders of our common stock; and

(6) payments to holders in respect of a tender offer or exchange offer for our common stock by us or any of our subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per share exceeds the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer.

In the event that we pay a dividend or make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted, unless we make an equivalent distribution to holders of notes, based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

In addition, the indenture provides that upon conversion of the notes, holders will receive, to the extent that we deliver shares of common stock upon such conversion, the rights related to such common stock pursuant to any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of such rights;

•	the distribution of separate certificates representing such rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of such rights.

Notwithstanding the foregoing, if a holder of notes exercising its right of conversion after the distribution of rights pursuant to such rights plan in effect at the time of such conversion is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date the rights become separable from such stock. If such an adjustment is made and such rights are later redeemed, repurchased, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.

In the case of the following events (each, a “business combination”):

•	any recapitalization, reclassification or change of our common stock, other than changes resulting from a subdivision or combination;

•	a consolidation, merger or combination involving us;

•	a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, other than to one or more of our subsidiaries; or

•	a statutory share exchange

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such business combination had such notes been converted into our common stock immediately prior to such business combination, except that such holders will not receive a make whole premium if such holder does not convert its notes “in connection with” the relevant fundamental change. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such business combination, we will make adequate provision whereby the holders of the notes shall have a reasonable opportunity to determine the form of consideration into which all of the notes, treated as a single class, shall be convertible from and after the effective date of such business combination. Such determination shall be based on the weighted average of elections made by holders of the notes who participate in such determination, shall be subject to any limitations to which all of the holders of our common stock are subject, such as pro-rata reductions applicable to any portion of the consideration payable in such business combination and shall be conducted in such a manner as to be completed by the date which is the earliest of (a) the deadline for elections to be made by our stockholders, and (b) two trading days prior to the anticipated effective date. We will provide notice of the opportunity to determine the form of such consideration, as well as notice of the determination made by holders of the notes (and the weighted average of elections), by posting such notice with DTC and providing a copy of such notice to the trustee. In the event the effective date is delayed beyond the initially anticipated effective date, holders of the notes shall be given the opportunity to make subsequent similar determinations in regard to such delayed effective date. We may not become a party to any such transaction unless its terms are consistent with the preceding. None of the foregoing provisions shall affect the right of a holder of notes to convert its notes into shares of our common stock prior to the effective date.

The indenture permits us to increase the conversion rate, to the extent permitted by law, for any period of at least 20 days. In that case we will give at least 15 days’ notice of such increase. We may also make such increase in the conversion rate, in addition to those set forth above, as our Board of Directors deems advisable to avoid or diminish any U.S. federal income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for U.S. federal income tax purposes.

For U.S. federal income tax purposes, adjustments to the conversion rate (or failures to make such adjustments) that have the effect of increasing the holders’ proportionate interests in our assets or earnings may in some circumstances result in a taxable deemed distribution to the holders. See “Material United States Federal Income Tax Considerations.” We will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. We will not make any adjustments if holders of notes are permitted to participate in the transactions described above in clauses (1) through (6) that would otherwise require adjustment of the conversion rate. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase our common stock or any such security.

Upon determining that the holders are or will be entitled to convert their notes in accordance with these provisions, we will promptly issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information.

Notwithstanding the foregoing, in no event shall the conversion rate as adjusted in accordance with the foregoing exceed 30.2663 shares of our common stock per $1,000 principal amount of notes, other than on account of proportional adjustments to the conversion rate in the manner set forth in clauses (1) through (4) above.

Mandatory Redemption Upon Occurrence of Special Trigger Event

No sinking fund is provided for the notes, and we will not have the option to redeem the notes prior to maturity. If the closing price per share of our common stock on each of the five trading days in any period of ten consecutive trading days is more than the special trigger price, as defined below (the “special trigger event”), then we will be required to redeem all of the notes for cash at redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to the date of such redemption (the “mandatory redemption date”). Within three business days following the special trigger date, as defined below, we will give notice of such redemption to all holders at their addresses shown in the register of the registrar, stating, among other things:

•	that the special trigger event has occurred;

•	that unless converted earlier, the notes will be redeemed at par, plus accrued and unpaid interest;

•	the mandatory redemption date, which date will be the 15th business day following the special trigger date; and

•	that holders will be able to convert their notes during the period from the special trigger date until the close of business on the second business day prior to the mandatory redemption date.

The “special trigger price” is $82.60, which is 200% of the initial conversion price per share of common stock, subject to adjustment upon occurrence of any of the events in respect of which the conversion rate would be subject to adjustment as described under “— Conversion Rights — Conversion Procedures” above.

The “special trigger date” means, in connection with the occurrence of the special trigger event, the 5th trading day within such ten consecutive trading day period on which the closing price per share of our common stock exceeded the special trigger price.

Make Whole Premium Upon a Special Trigger Event

If you surrender your notes for conversion during the special trigger event conversion period, we will pay, to the extent described below, a make whole premium by increasing the conversion rate applicable to such notes, if and as required below. As a result, any make whole premium will have the effect of increasing the amount of any cash, securities or other assets otherwise due to holders of notes upon conversion. Any increase in the applicable conversion rate will be determined by reference to the table below and is based on the mandatory redemption date and the special event average price, subject to adjustment as described below. The “special event average price” shall be the arithmetic average of the volume weighted average price per share of our common stock for each of the five trading days ending on the second trading day prior to the mandatory redemption date, provided that after the consummation of a fundamental change in which the consideration is comprised entirely of cash, the special event average price will be the cash price per share received by holders of our common stock in such fundamental change.

The following table shows the amount, if any, by which the applicable conversion rate will increase for each hypothetical special event average price and mandatory redemption date set forth below.

Make Whole Premium Upon a Special Trigger Event (Increase in Applicable Conversion Rate)

	Mandatory Redemption Date
Special Event	December 13,	December 15,	December 15,	December 15,	December 15,	December 15,
Average Price	2005	2006	2007	2008	2009	2010

$ 20.65	6.0532	4.8426	3.6320	2.4213	1.2107	0.0000
50.00	2.5000	2.0000	1.5000	1.0000	0.5000	0.0000
100.00	1.2500	1.0000	0.7500	0.5000	0.2500	0.0000
250.00	0.5000	0.4000	0.3000	0.2000	0.1000	0.0000
500.00	0.2500	0.2000	0.1500	0.1000	0.0500	0.0000

The actual special event average price and mandatory redemption date may not be set forth on the table, in which case:

•	if the actual special event average price is between two prices on the table or the actual mandatory redemption date is between two dates on the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set forth for the two prices and the two dates on the table based on a 365-day year, as applicable.

•	if the special event average price exceeds $500.00 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.

•	if the special event average price is less than $20.65 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.

The special event average prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted as set forth under “— Conversion Rights — Conversion Procedures” above. The adjusted special event average prices will equal the special event average prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the special event average price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under “— Conversion Rights — Conversion Procedures,” other than by operation of an adjustment to the conversion rate by virtue of the make whole premium as described above.

If a holder surrenders its notes for conversion during the special trigger event conversion period and such conversion is also deemed to be “in connection with” a fundamental change, the conversion rate applicable to such holder will only be adjusted by the greater of the adjustments comprising the make whole premium applicable to a special trigger event or the make whole premium applicable to a fundamental change.

Notwithstanding the foregoing, in no event will the conversion rate exceed 30.2663 shares of our common stock per $1,000 principal amount of notes, other than on account of proportional adjustments to the conversion rate in the manner set forth in clauses (1) through (4) under “— Conversion Rights — Conversion Procedures” above.

Purchase at Holders’ Option Upon Fundamental Change

If a fundamental change occurs, each holder of notes will have the right to require us to repurchase all or any portion of that holder’s notes that is equal to $1,000 or an integral multiple of $1,000, on the date fixed by us, which we refer to as the fundamental change purchase date, that is not less than 30 nor more than 45 days after the date we give notice of the fundamental change, at a fundamental change purchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the fundamental change purchase date. If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the notes on the relevant record date.

Within 30 days after the occurrence of a fundamental change, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the fundamental change and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee.

In order to exercise the repurchase right upon a fundamental change, a holder must deliver prior to the purchase date a fundamental change purchase notice stating among other things:

•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, a holder’s fundamental change purchase notice must comply with appropriate DTC procedures.

A holder may withdraw any fundamental change purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, of the notes which remains subject to the fundamental change purchase notice.

In connection with any purchase offer in the event of a fundamental change, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Securities Exchange Act of 1934, or the Exchange Act, which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

Payment of the fundamental change purchase price for a note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of such fundamental change purchase notice. Payment of the fundamental change purchase price for the note will be made promptly following the later of the fundamental change purchase date or the time of delivery of the note.

If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the note on the business day following the fundamental change purchase date in accordance with the terms of the indenture, then, immediately after the fundamental change purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the fundamental change purchase price upon delivery of the note.

A “fundamental change” will be deemed to have occurred upon a change of control or a termination of trading, each as defined below.

A “change of control” will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person other than to one or more of our wholly-owned subsidiaries, other than:

•	any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, and

•	pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

•	any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors, together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office.

Notwithstanding the foregoing, it will not constitute a change of control if 100% of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change of control consists of common stock or American Depositary Shares representing shares of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in connection with the change of control, and as a result of such transaction or transactions the notes become convertible solely into cash in an amount equal to the lesser of $1,000 and the conversion value and, if the conversion value is greater than $1,000, payment of the excess value in the form of such common stock, subject to the right to deliver cash in lieu of all or a portion of such remaining shares in substantially the same manner as described above; provided that, with respect to an entity organized under the laws of a jurisdiction outside the U.S., such entity has a worldwide total market capitalization of its equity securities of at least three times the market capitalization of SafeNet before giving effect to the consolidation or merger.

A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices, or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

For purposes of the foregoing, beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

No notes may be purchased by us at the option of holders upon the occurrence of a fundamental change if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the fundamental change purchase price with respect to the notes.

The preceding provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of our indebtedness. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under indebtedness.

Make Whole Premium Upon Fundamental Change

If a fundamental change, as defined above under “— Purchase at Holders’ Option Upon Fundamental Change,” occurs, we will pay, to the extent described below, a make whole premium if you convert your notes in connection with any such transaction by increasing the conversion rate applicable to such notes if and as required below. A conversion of the notes by a holder will be deemed for these purposes to be “in connection with” a fundamental change if the conversion notice is received by the conversion agent on or subsequent to the date 10 trading days prior to the date announced by us as the anticipated effective date of the fundamental change but before the close of business on the business day immediately preceding the related fundamental change purchase date. Any make whole premium will have the effect of increasing the amount of any cash, securities or other assets otherwise due to holders of notes upon conversion. Any increase in the applicable conversion rate will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective, which we refer to as the “effective date,” and the price, which we refer to as the “stock price,” paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described below. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share of our common stock. In all other cases, the stock price shall be the average of the closing prices of our common stock for each of the 10 trading days immediately prior to but not including the effective date.

The following table shows the amount, if any, by which the applicable conversion rate will increase for each hypothetical stock price and effective date set forth below.

Make Whole Premium Upon Fundamental Change (Increase in Applicable Conversion Rate)

Stock Price on	December 13,	December 15,	December 15,	December 15,	December 15,	December 15,
Effective Date	2005	2006	2007	2008	2009	2010

$ 33.04	6.0532	6.0532	6.0532	6.0532	6.0532	0.0000
36.00	5.0716	4.8590	4.6066	4.2985	3.8901	0.0000
38.00	4.5450	4.2930	3.9880	3.6015	3.0558	0.0000
40.00	4.1016	3.8221	3.4798	3.0402	2.4054	0.0000
42.00	3.7268	3.4277	3.0609	2.5879	1.9032	0.0000
46.00	3.2095	2.8996	2.4258	1.9277	1.2278	0.0000
50.00	2.6922	2.3714	1.9828	1.4945	0.8427	0.0000
55.00	2.2841	1.9741	1.6023	1.1496	0.5865	0.0000
60.00	1.9844	1.6907	1.3452	0.9348	0.4558	0.0000
80.00	1.3206	1.1041	0.8539	0.5844	0.2950	0.0000
100.00	1.0248	0.8511	0.6600	0.4561	0.2345	0.0000

The actual stock price and effective date may not be set forth on the table, in which case:

•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

•	if the stock price on the effective date exceeds $100.00 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.

•	if the stock price on the effective date is less than $33.04 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.

The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted as set forth under “— Conversion Rights — Conversion Procedures” above. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under “— Conversion Rights — Conversion Procedures,” other than by operation of an adjustment to the conversion rate by virtue of the make whole premium as described above.

If a holder surrenders its notes for conversion during the special trigger event conversion period and such conversion is also deemed to be “in connection with” a fundamental change, the conversion rate applicable to such holder will only be adjusted by the greater of the adjustments comprising the make whole premium applicable to a special trigger event or the make whole premium applicable to a fundamental change.

Notwithstanding the foregoing, in no event will the conversion rate exceed 30.2663 per $1,000 principal amount of notes, other than on account of proportional adjustments to the conversion rate in the manner set forth in clauses (1) through (4) under “— Conversion Rights — Conversion Procedures” above.

The additional shares, if any, or any cash delivered to satisfy our obligations to holders that convert their notes in connection with a fundamental change will be delivered upon the later of the settlement date for the conversion and promptly following the effective date of the fundamental change transaction.

Our obligation to deliver the additional shares, or cash to satisfy our obligations, to holders that convert their notes in connection with a fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Events of Default and Acceleration

The following are events of default under the indenture:

•	default in the payment of any principal amount or any redemption price or fundamental change purchase price due with respect to the notes, when the same becomes due and payable, regardless of whether such payment is permitted pursuant to the subordination provisions of the indenture;

•	default in payment of any interest (including liquidated damages) under the notes, which default continues for 30 days, regardless of whether such payment is permitted pursuant to the subordination provisions of the indenture;

•	default in the delivery when due of all cash and any shares of common stock payable upon conversion with respect to the notes, which default continues for 15 days, regardless of whether such delivery is permitted pursuant to the subordination provisions of the indenture;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the notes, and the failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•	default in the payment of principal by the end of any applicable grace period or resulting in acceleration of other indebtedness of SafeNet for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $25 million and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred; and

•	certain events of bankruptcy, insolvency or reorganization affecting us or our significant subsidiaries.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal of the notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency with respect to us, the principal amount of the notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable.

Consolidation, Mergers or Sales of Assets

The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entity to another person, other than to one or more of our wholly-owned subsidiaries, unless:

•	the resulting, surviving or transferee person is a corporation, limited liability company, partnership, trust or other business entity organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us) assumes all our obligations under the notes and the indenture;

•	after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the indenture are met.

Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a fundamental change of our company, permitting each holder to require us to purchase the notes of such holder as described above.

Modification

The trustee and we may amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding. However, the consent of the holder of each outstanding note affected is required to:

•	alter the manner of calculation or rate of accrual of interest on the note or change the time of payment;

•	make the note payable in money or securities other than that stated in the note;

•	change the stated maturity of the note;

•	reduce the principal amount, redemption price or fundamental change purchase price (including any make whole premium payable) with respect to the note;

•	make any change that adversely affects the conversion rights of a holder in any material respect;

•	make any change that adversely affects the right of a holder to require us to purchase the note;

•	impair the right to institute suit for the enforcement of any payment with respect to the note or with respect to conversion of the note;

•	change the currency of payment of principal of, or interest on, the note;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning specified reclassification or corporation reorganizations, adversely affect the conversion rights of the note; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.

Without the consent of any holder of notes, the trustee and we may amend the indenture:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	to comply with the requirements of the SEC in order to effect or maintain qualification of the indenture under the Trust Indenture Act of 1939, as amended, as contemplated by the indenture or otherwise;

•	to cure any ambiguity, omission, defect or inconsistency in the indenture; or

•	to make any change that does not adversely affect the rights of the holders of the notes in any material respect.

The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of all the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; or

•	waive any past default under the indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver common stock or cash, with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or a fundamental change purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the average market prices of the notes and of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations are final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of our calculations without independent verification.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

Citibank, N.A. is the trustee, registrar, paying agent and conversion agent under the indenture for the notes.

Global Notes; Book Entry; Form

The notes are currently evidenced by one or more global securities deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. A holder may hold its beneficial interests in the global security directly through DTC if the holder has an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchaser of the notes, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the initial purchaser of the notes. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest (including any liquidated damages) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including liquidated damages) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Registration Rights

In connection with the initial private placement of the notes, we entered into a registration rights agreement with the initial purchaser of the notes for the benefit of the notes. Pursuant to this agreement, we agreed to, at our expense, file with the SEC not later than 120 days after the date of original issuance of the notes, subject to certain conditions set forth below, a shelf registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock issuable upon conversion of the notes. We will use our reasonable best efforts to:

•	cause such registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the original issuance of any of the notes; and

•	keep the registration statement effective until the earliest of (1) the sale pursuant to the shelf registration statement of the notes and all of the shares of common stock issuable upon conversion of the notes, (2) the date when the holders, other than holders that are our “affiliates,” of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor Rule thereto or otherwise and (3) the date that is two years from the date of original issuance of the notes.

We may, upon written notice to all holders of the notes, defer the filing or the effectiveness of the shelf registration statement for a reasonable period not to exceed 60 days if we are engaged in non-public negotiations or other non-public business activities, disclosure of which would be required in such shelf registration statement (but would not be required if such shelf registration statement were not filed), and our Board of Directors or a committee thereof determines in good faith that such disclosure would have a material adverse effect on our company and our subsidiaries taken as a whole.

We have filed the registration statement related to this prospectus to meet our obligations under the registration rights agreement. We will provide to each registered holder copies of the prospectus and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement will be required to be named as a selling securityholder in this prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder, including certain indemnification provisions.

We will be permitted to suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any twelve-month period. We need not specify the nature of the event giving rise to a suspension in any notice of a suspension provided to the holders.

If:

(a) the shelf registration statement was not filed with the SEC within 120 days after the original issuance of any of the notes;

(b) the shelf registration statement has not become effective within 180 days after the earliest date of original issuance of any of the notes;

(c) the registration statement shall cease to be effective or fail to be usable, except as permitted in the preceding paragraph, without being succeeded within seven business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

(d) the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph,

each a “registration default,” additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the interest payment due on the first interest payment date following the date on which such liquidated damages begin to accrue, and will accrue at an additional rate per year equal to:

•	0.25% of the principal amount of the notes to and including the 90th day following such registration default; and

•	0.50% of the principal amount of the notes from and after the 91st day following such registration default.

Liquidated damages will not accrue if we defer the filing or effectiveness of the shelf registration statement if we are engaged in non-public negotiations or other non-public business activities as described above.

In no event will liquidated damages accrue after the second anniversary of the date of issuance of the notes or at a rate per year exceeding 0.50% of the issue price of the notes. We will have no other liabilities for monetary damages with respect to any registration default. If a holder has converted some or all of its notes into common stock, the holder will not be entitled to receive any liquidated damages with respect to such common stock or the principal amount of the notes converted.

This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement, a copy of which is incorporated by reference into the registration statement related to this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value per share, and 500,000 shares of preferred stock, $0.01 par value per share. The following summary of certain provisions of the common stock and the preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and bylaws and by the provisions of applicable law.

Common Stock

As of April 7, 2006, there were 25,546,030 shares of common stock outstanding that were held of record by approximately 291 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefore. See “Dividend Policy.” In the event of the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no cumulative voting, preemptive or conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority to issue up to 500,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

Restated Certificate of Incorporation and Bylaws

Our restated certificate of incorporation provides for the issuance of “blank check” preferred stock, which may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. In addition, our bylaws provide that our stockholders may call a special meeting of stockholders only upon a written request of stockholders owning a majority of our capital stock. These provisions of our restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce the vulnerability of our company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he, she or it owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers, and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 generally defines a “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our Board of Directors, because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes or common stock. The summary generally applies only to investors that hold the notes and common stock as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, and persons holding notes or common stock as part of a hedging or conversion transaction or a straddle, or persons deemed to sell notes or common stock under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of notes or common stock that for U.S. federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, or (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source. A trust is a U.S. Holder if it is (1) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The term “U.S. Holder” also includes certain former citizens and residents of the United States. A “Non-U.S. Holder” is a beneficial owner of notes (other than a partnership) or shares of common stock that is not a U.S. Holder. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note or common stock acquired upon conversion of a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of a note or common stock acquired upon conversion of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes and the common stock into which the notes may be converted.

Taxation of Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting. In general, if the terms of a debt instrument entitle a holder to receive payments (other than fixed periodic interest) that exceed the issue price of the instrument, the holder may be required to recognize additional amounts as “original issue discount” over the term of the instrument irrespective of the holder’s regular method of tax accounting. We believe that the notes will not be issued with original issue discount for U.S. federal income tax purposes.

We may be required to make payments of liquidated damages to holders of the notes if we do not file, or cause to be declared or keep effective, a registration statement, as described under “Description of the Notes — Registration Rights” above. We believe that there is only a remote possibility that we would be required to pay liquidated damages, or that if such liquidated damages were required to be paid, they would be an incidental amount, and therefore do not intend to treat the notes as subject to the special rules governing certain contingent payment debt instruments (which, if applicable, would affect the timing, amount and character of income with respect to a note). Our determination in this regard, while not binding on the IRS, is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, although it is not free from doubt, such liquidated damages should be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is paid in accordance with the U.S. Holder’s normal method of tax accounting. In the event we pay liquidated damages on the notes, holders should consult their own tax advisor regarding the treatment of such amounts.

Sale, Exchange, Redemption or Other Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other disposition (other than conversion of a note into cash and shares of our common stock, the U.S federal income tax consequences of which are described under “— U.S. Holders — Conversion of Notes” below). The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest) and the holder’s adjusted tax basis in the note. The U.S. Holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by the U.S. Holder on the disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate (effective for tax years through 2008). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Conversion of Notes

Upon conversion of a note solely into cash, a U.S. Holder generally will be subject to the rules described under “— U.S. Holders — Sale, Exchange, Redemption or Other Disposition of Notes” above.

The tax consequences of the conversion of a note into cash and shares of our common stock are not entirely clear. A U.S. Holder may be treated as exchanging the note for our common stock and cash in a recapitalization for U.S. federal income tax purposes. In such case, the U.S. Holder generally would not be permitted to recognize loss, but generally would be required to recognize capital gain in an amount equal to the lesser of the gain realized and the cash received (other than cash in lieu of a fractional share of common stock and any cash attributable to accrued interest). The gain recognized by a U.S. Holder upon conversion of a note will be long-term capital gain if the holder held the note for more than one year, or short-term capital gain if the holder held the note for one year or less, at the time of the conversion. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate (effective for tax years through 2008). Short-term capital gains are taxed at ordinary income rates. The U.S. Holder’s adjusted tax basis in the common stock received (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest) generally would equal the adjusted tax basis of the converted note, decreased by the amount of cash received (other than cash in lieu of a fractional share of common stock and any cash attributable to accrued interest), and increased by the amount of gain recognized. The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) would include the holding period in the converted note.

Alternatively, the conversion of a note into cash and shares of our common stock may be treated as in part a payment in redemption of a portion of the note and in part a conversion of a portion of the note into common stock. In such case, a U.S. Holder’s aggregate tax basis in the note would be allocated between the portion of the note treated as sold and the portion of the note treated as converted into common stock on a pro rata basis. The U.S. Holder generally would recognize capital gain or loss with respect to the portion of the note treated as sold equal to the difference between the amount of cash received by the U.S. Holder (other than amounts attributable to accrued but unpaid interest) and the U.S. Holder’s adjusted tax basis in the portion of the note treated as sold. With respect to the portion of the note treated as converted, a U.S. Holder generally would not recognize any gain or loss (except with respect to cash received in lieu of a fractional share of common stock). The tax basis allocated to the portion of the note treated as converted into common stock would be the U.S. Holder’s tax basis in the common stock (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest). The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) would include the holding period in the converted note.

With respect to cash received in lieu of a fractional share of our common stock, a U.S. Holder would be treated as if the fractional share were received and then immediately redeemed for cash. The U.S. Holder generally would recognize gain or loss equal to the difference between the cash received and that portion of the holder’s basis in the common stock attributable to the fractional share.

Any cash and the value of any portion of our common stock that is attributable to accrued interest on the notes not yet taken into account would be taxed as ordinary income. The basis in any shares of common stock attributable to accrued interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued interest would begin the day after the date of conversion.

Distributions

If, after a U.S. Holder acquires our common stock upon a conversion of a note, we make a distribution in respect of such common stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income when paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s basis in its common stock, and any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividend received deduction on a portion of any distribution taxed as a dividend. Subject to certain exceptions, dividends received by non-corporate U.S. Holders currently are taxed at a maximum rate of 15% (effective for tax years through 2008), provided that certain holding period requirements are met.

Constructive Distributions

The terms of the notes allow for changes in the conversion rate of the notes under certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders may be treated as though they received a taxable distribution in the form of our stock. A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our stockholders. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in SafeNet. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to the stockholders. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate that is treated as a stock distribution would be treated like distributions paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of the holder’s investment or as capital gain. U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15% rate described in the previous paragraph.

Sale, Exchange or Other Disposition of Common Stock

A U.S. Holder generally will recognize capital gain or loss on a sale, exchange or other disposition of common stock. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of common stock will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less, at the time of the transaction. Long- term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate (effective for tax years through 2008). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

Taxation of Interest

Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30% (or a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, actually or constructively, at least 10% of our voting stock;

•	is a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; or

•	is a “controlled foreign corporation” that is related to us.

In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock.

The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the Non-U.S. Holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Sale, Exchange, Redemption, Conversion or Other Disposition of Notes

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes (other than with respect to payments attributable to accrued interest, which will be taxed as described under “— Non-U.S. Holders — Taxation of Interest” above), unless:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business (and if an income tax treaty applies, the gain is attributable to the Non-U.S. Holder’s permanent establishment), in which case it would be subject to tax as described below under “— Non-U.S. Holders — Income or Gains Effectively Connected with a U.S. Trade or Business”;

•	the Non-U.S. Holder was a citizen or resident of the United States and is subject to certain special rules that apply to expatriates;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case the gain would be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends

Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note (and any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, as described under “— U.S. Holders — Constructive Distributions” above) generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax, however, may be reduced under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by delivering a properly executed IRS Form W- 8BEN or appropriate substitute form.

Sale of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock, unless the exceptions described under “— Non-U.S. Holders — Sale, Exchange, Redemption, Conversion or Other Disposition of Notes” above apply.

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the U.S. federal income and withholding tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption, conversion or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a properly executed IRS Form W-8ECI or appropriate substitute form. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%.

Payments of interest or dividends to U.S. Holders of notes or common stock generally will be subject to information reporting, and will be subject to backup withholding, unless the holder (1) is an exempt payee, such as a corporation, or (2) provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends, including any tax withheld pursuant to the rules described under “— Non-U.S. Holders — Taxation of Interest” and “— Non-U.S. Holders — Dividends” above. Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides. Payments to Non-U.S. Holders of dividends on our common stock or interest on the notes may be subject to backup withholding unless the Non-U.S. Holder certifies its nonresident status on a properly executed IRS Form W-8BEN or appropriate substitute form. Payments made to Non-U.S. Holders by a broker upon a sale of the notes or our common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

Notes

We originally issued the notes in a private placement in December 2005 to the initial purchaser, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The initial purchaser resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

The following table contains information as of April 10, 2006 with respect to the selling securityholders that purchased the notes and the principal amount of notes and the underlying common stock beneficially owned by each such selling securityholder that may be offered under this prospectus. We prepared this table based on information provided to us by the selling securityholders named in the table.

Information about other selling securityholders not named in the table below will be set forth in prospectus supplements or post-effective amendments, if required. The selling securityholders listed in this table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in this table is presented. Information regarding transferees, pledges or donees of selling securityholders identified in this table may be set forth in a prospectus supplement. Information about the selling securityholders may change from time to time. The amount of the notes or the number of underlying shares of common stock that may actually be sold by each selling securityholder will be determined by such selling securityholder. See the section titled “Plan of Distribution” for further information.

None of the selling securityholders named in the table below has held any position or office or has had any material relationship with us or our affiliates within the past three years.

For purposes of the following table, beneficial ownership is determined under the rules of the SEC and generally includes sole or shared voting or investment power with respect to securities, including any securities a selling securityholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option, warrant or other rights. Except as otherwise indicated below, to our knowledge, the persons and entities named in the following table have sole voting and investment power with respect to all securities that they beneficially own.

	Principal Amount at
	Maturity of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of Notes	Common Stock That	Common Stock
Name	That May be Sold	Outstanding	May be Sold(1)	Outstanding(2)

AllState Insurance Company(3)	$2,725,000	1.1%	55,045	*	%
Basso Fund Ltd.(4)	350,000	*	7,070	*
Basso Holdings Ltd.(4)	2,800,000	1.1	56,560	*
Basso Multi-Strategy Holding Fund Ltd.(4)	350,000	*	7,070	*
Black Diamond Convertible Offshore LDC	1,000,000	*	20,200	*
Black Diamond Offshore Ltd.	375,000	*	7,575	*
Citigroup Global Markets Inc.(3)	10,900,000	4.4	220,180	*
Clinton Multistrategy Master Fund Ltd.(5)	1,320,000	*	26,664	*
CNH CA Master Account, L.P.(6)	6,000,000	2.4	121,200	*
Columbia Convertible Securities Fund	7,017,000	2.8	141,743	*

	Principal Amount at
	Maturity of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of Notes	Common Stock That	Common Stock
Name	That May be Sold	Outstanding	May be Sold(1)	Outstanding(2)

Continental Assurance Company on behalf of its separate account (E)(3)	1,500,000	*	30,300	*
Convertible Securities Fund	43,000	*	869	*
DBAG London(3)	11,429,000	4.6	230,866	*
Deutsche Bank Sec Inc.(3)	197,000	*	3,979	*
Double Black Diamond Offshore LDC	2,625,000	1.1	53,025	*
D.E. Shaw Valence Portfolios, L.L.C.(3)(7)	5,000,000	2.0	101,000	*
DKR Soundshore Opportunity Holding Fund Ltd.(8)	4,000,000	1.6	80,800	*
Fore Multi Strategy Master Fund, Ltd.	12,500,000	5.0	252,500	*
Fore Convertible Master Fund, Ltd.	28,000,000	11.2	565,600	2.2
Fore ERISA Fund, Ltd.	4,000,000	1.6	80,800	*
Grace Convertible Arbitrage Fund, Ltd.(9)	4,500,000	1.8	90,900	*
Inflective Convertible Opportunity Fund I, Ltd.	2,000,000	*	40,400	*
Inflective Convertible Opportunity Fund I, L.P.	800,000	*	16,160	*
Institutional Benchmark Series (Master Feeder) Limited in respect of Electra Series c/o Quattro Fund	875,000	*	17,675	*
Lyxor/Inflective Convertible Opportunity Fund Ltd.	800,000	*	16,160	*
LDG Limited(10)	636,000	*	12,847	*
LLT Limited(11)	601,000	*	12,140	*
Man Mac I, Ltd.(12)	14,000,000	5.6	282,800	1.1
Morgan Stanley Convertible Securities Trust(3)	700,000	*	14,140	*
MSS Convertible Arbitrage c/o TQA Investors	198,000	*	4,000	*
Nomura Securities Int’l(3)	5,000,000	2.0	101,000	*
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund	875,000	*	17,675	*
Quattro Fund Ltd.	5,675,000	2.3	114,635	*
Quattro Multistrategy Masterfund IP	1,075,000	*	21,715	*
RBC Capital Markets(3)	5,000,000	2.0	101,000	*

	Principal Amount at
	Maturity of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of Notes	Common Stock That	Common Stock
Name	That May be Sold	Outstanding	May be Sold(1)	Outstanding(2)

Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(13)	4,000,000	1.6	80,800	*
Salmon Brothers Asset Management, Inc.(3)	32,725,000	13.1	661,045	2.5
Sphinx Fund c/o TQA Investors	724,000	*	14,625	*
Sphinx Convertible Arbitrage (Clinton) Segregated Portfolio(5)	680,000	*	13,736	*
TQA Master Fund	5,075,000	2.0	102,515	*
TQA Master Plus Fund	2,391,000	*	48,298	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Bond Master Limited	1,250,000	*	25,250	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	8,630,000	3.5	174,326	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage II Master Limited	1,620,000	*	32,724	*
Van Kampen Harbor Fund	1,300,000	*	26,260	*
Vicis Capital Master Fund	8,000,000	3.2	161,600	*
Wachovia Securities International LTD(3)	15,000,000	6.0	303,000	1.2
Waterstone Market Neutral Master Fund, Ltd.	6,311,000	2.5	127,482	*
Waterstone Market Neutral MAC 51, Ltd.	1,189,000	*	24,018	*
Zurich Institutional Benchmark c/o TQA Investors	1,576,000	*	31,835	*
Any other holder of notes or future transferee, pledge, donee or successor of any such holder(14)	14,663,000	5.9	296,193	1.1

*	Less than 1%

(1)	Assumes issuance of the maximum number of shares issuable upon conversion of all of the holder’s notes, based on the aggregate share cap of 20.2 shares of common stock per $1,000 principal amount of notes. The number of shares issuable upon conversion of the notes will depend upon the conversion rate in effect and the price per share of our common stock, as described under the section titled “Description of the Notes — Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may be less than the amounts set forth in the table above.

(2)	Calculated based on Rule 13-3(d)(1)(i) of the Exchange Act using 25,546,030 shares of common stock outstanding as of April 7, 2006. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes, but did not assume the conversion of any other holder’s notes.

(3)	This selling securityholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

(4)	Basso Capital Management, L.P. is the investment manager of this selling securityholder and, consequently, has voting and dispositive power over the securities listed above that are held by this selling securityholder. Howard Fischer has ultimate trading responsibility with respect to this selling securityholder. Mr. Fischer disclaims ultimate beneficial ownership of the securities listed above that are held by this selling securityholder.

(5)	Michael Vacca is the natural person who has voting and investment control of the securities offered hereby.

(6)	CNH Partners, LLC is investment advisor of the selling securityholder and has sole voting and dispositive power over these securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(7)	D.E. Shaw & Co. L.P., as either managing member or investment adviser, has voting and investment control over any shares of common stock issuable upon conversion of the notes. Julius Gaudio, Eric Wepsic and Anne Dinning, or their designees, exercise voting and investment control over the notes on D.E. Shaw & Co. L.P.’s behalf.

(8)	DKR Capital Partners L.P. is a registered investment adviser with the SEC and is the investment manager to DKR SoundShore Opportunity Holding Fund Ltd. DKR Capital Partners L.P. has retained certain portfolio managers to act as the portfolio manager to DKR SoundShore Opportunity Holding Fund Ltd. As such, DKR Capital Partners L.P. and Tomas Kirvaitis have shared dispositive and voting power over the securities offered hereby. Mr. Kirvaitis disclaims ultimate beneficial ownership of the securities.

(9)	Michael Brailon is the natural person who has voting and investment control of the securities offered hereby.

(10)	TQA Investors LLC has sole investment power and shared voting power of the securities offered hereby. Its members are Robert Buttman, John Idone, George Esser, Paul Bucci and Bartholomew Tesoriero.

(11)	Forest Investment Management LP has sole voting control and shared investment control of the securities offered hereby. Forest Investment Management LP is wholly-owned by Forest Partners II, the sole general partner of which is Michael A. Boyd Inc., which is wholly-owned by Michael A. Boyd.

(12)	Man-Diversified Fund II Ltd. Has been identified as the controlling entity of Man Mac I Ltd., the beneficial owner of the securities offered hereby. The manager shares of Man-Diversified Fund II Ltd. Are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.

(13)	Pursuant to an investment management agreement, RG Capital Management, L.P. serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC is the general partner of RG Capital Management, L.P. Steve Katznelson and Gerald Stahlecker serve as the managing members of RGC Management Company, LLC. Each of RG Capital Management, L.P., RGC Management Company, LLC and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities offered hereby.

(14)	The unidentified selling securityholders are either direct purchasers of the notes in a Rule 144A private placement of the notes completed by us in December 2005 or their transferees, pledges, donees or successors. Information about these selling securityholders will be set forth in one or more amendments to the registration statement of which this prospectus is a part or supplements to this prospectus. Assumes that any other holders of notes, or any future transferees, pledges, donees or successors of or from any such other holders of notes do not beneficially own any common stock other than the common stock issuable upon conversion of the notes.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes or of our common stock offered by this prospectus. The notes and common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling securityholders, or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes or the common stock offered by this prospectus.

The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock offered by this prospectus will be the purchase price paid for such securities, less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, reject, in whole or in part any proposed purchase of notes or common stock to be made directly or through agents.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes or common stock offered by this prospectus may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of such securities by selling securityholders and any discounts, commissions or concessions received by any such broker-dealer or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be underwriters may be subject to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling securityholders who are deemed to be underwriters will also be subject to the prospectus delivery requirements of the Securities Act.

If the notes or common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of the sale or prices related to prevailing market prices at the time of the sale;

•	varying prices determined at the time of the sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. If any such method of distribution takes the form of an underwritten offering, the selection of the underwriter by the relevant selling securityholders’ shall be subject to our consent.

In connection with the sale of the notes and the common stock offered by this prospectus or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock in the course of hedging the positions they assume. The selling securityholders may also sell the notes or the common stock covered by this prospectus short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock to broker-dealers or other financial institutions that in turn may sell these securities. The selling securityholders also may transfer, donate and pledge notes and shares of common stock issuable upon conversion of the notes, in which case the transferees, donees, pledgees or other successors in interest will be deemed selling securityholders for purposes of this prospectus.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes or common stock offered hereby. Selling securityholders might not sell any or all of the notes or the common stock offered by them using this prospectus. Any selling securityholder might instead transfer, devise or gift any such securities by other means not described in this prospectus. In addition, any such securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

Our common stock trades on the Nasdaq National Market under the symbol “SFNT.” The notes are currently traded on the PORTAL. Notes sold by means of this prospectus will not be eligible for trading in PORTAL. We do not intend to list the notes on any national or other securities exchange or on the Nasdaq National Market. No assurance can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors — An active trading market for the notes may not develop.”

The selling securityholders and any other person participating in a distribution of securities offered by this prospectus will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and common stock to engage in market-making activities with respect to the particular notes and common stock being distributed for a period of time prior to the commencement of such distribution. This may affect the marketability of the notes and common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and common stock.

To the extent required, the specific notes or shares of common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the name of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment, to the shelf registration statement of which this prospectus forms a part.

Pursuant to the registration rights agreement filed as an exhibit to this registration statement, each of SafeNet and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

Subject to certain exceptions, we have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the shares of common stock covered by this prospectus to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We expect that our expenses for this offering will be approximately $121,750.

Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we have agreed to use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part effective until December 13, 2007, or the earlier of (1) the sale pursuant to the registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision. We may suspend the use of this prospectus for certain periods and at certain times including, without limitation, in the event of pending corporate developments, public filings with the SEC, and similar events.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and file periodic reports, proxy statements and other information with the SEC. We are required to file electronic versions of these documents with the SEC. Our reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a website that contains reports, proxy and information statements and other information, including electronic versions of our filings. The website address is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates by reference some of the reports, proxy and information statements and other information that we have filed with the SEC under the Exchange Act. This means that we are disclosing important business and financial information to you by referring you to those documents. We incorporate by reference the documents listed below that we have previously filed with the SEC (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 16, 2006;

•	Our Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2005, filed with the SEC on April 11, 2006;

•	Our Current Reports on Form 8-K and Form 8-K/A filed with the SEC on February 8, 2006, February 13, 2006, February 27, 2006, March 13, 2006, April 11, 2006 and April 11, 2006, respectively.

Any statement made in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In addition, for so long as any of the notes remain outstanding and during any period in which we are not subject to Section 13 or Section 15(d) of the Exchange Act, we will make available to any prospective purchaser or beneficial owner of the securities in connection with the sale thereof that information required by Rule 144A(d)(4) under the Securities Act. The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, certain information, including financial information, contained in this prospectus or incorporated by reference in this prospectus should be read in conjunction with documents we have filed with the SEC.

Requests for documents should be directed to Investor Relations, SafeNet, Inc., 4690 Millennium Drive, Belcamp, MD 21017, telephone number (443) 327-1200. Exhibits to these filings will not be sent unless those exhibits have been specifically incorporated by reference in this document.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Venable, LLP, Vienna, Virginia.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of SafeNet, Inc. appearing in SafeNet, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein) and SafeNet, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

We estimate that the expenses to be paid in connection with the offering (other than placement agent discounts, commissions and reasonable expense allowances), all of which will be paid by us, will be as follows:

SEC Registration Fee	$26,750
Accounting Fees and Expenses	$35,000	*
Legal Fees and Expenses	$30,000	*
Printing and Engraving	$10,000	*
Miscellaneous	$20,000	*
Total	$121,750	*

*	These are estimated amounts.

Item 14.	Indemnification of Directors and Officers.

We are organized under the laws of the State of Delaware. Our Certificate of Incorporation, as amended and restated, provides that we shall indemnify our current and former directors, officers, employees and agents against any and all liabilities and expenses incurred in connection with their services in those capacities to the maximum extent permitted by Delaware law.

The Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation has the power generally to indemnify its current and former directors, officers, employees and other agents (each, a “Corporate Agent”) against expenses and liabilities (including amounts paid in settlement) in connection with any proceeding involving such person by reason of his being a Corporate Agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

In the case of an action brought by or in the right of the corporation, indemnification of a Corporate Agent is permitted if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification.

To the extent that a Corporate Agent has been successful on the merits or otherwise in the defense of such proceeding, whether or not by or in the right of the corporation, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify such person for expenses in connection therewith. Under the DGCL, the corporation may advance expenses incurred by a Corporate Agent in connection with a proceeding, provided that the Corporate Agent undertakes to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification.

The power to indemnify an advance the expenses under the DGCL does not exclude other rights to which a Corporate Agent may be entitled to under the Certificate of Incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We have entered in agreements with each of our directors and executive officers pursuant to which we have agreed to indemnify such persons to the maximum extent permitted by the DGCL and to advance expenses incurred by any such person in any proceeding in which such person is entitled to indemnification. We have also obtained insurance policies that provide coverage for our directors and officers in certain situations, including some situations in which we cannot directly indemnify the directors or officers under Delaware law.

Further, our Certificate of Incorporation contains provisions to eliminate the liability of our directors to SafeNet or our stockholders to the fullest extent permitted by Section 102(b)(7) of the DGCL, as amended from time to time.

The purpose of these provisions is to assist us in retaining qualified individuals to serve as our directors, officers, employees and agents by limiting their exposure to personal liability for serving as such.

Item 16.	Exhibits.

Exhibit
No.	Description

4.1	Indenture dated December 13, 2005 by and between SafeNet, Inc. and Citibank, N.A., as trustee	I/B/R(1)
4.2	Registration Rights Agreement dated December 13, 2005 by and between SafeNet, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated	I/B/R(1)
5 .	Opinion of Venable LLP regarding legality of shares	†
12.1	Statement regarding Computation of Ratio of Earnings to Fixed Charges	†
23.1	Consent of Ernst & Young, LLP, independent registered public accounting firm	†
23.2	Consent of Venable LLP (contained in Exhibit 5)	†
24.1	Power of Attorney (included on signature pages)	†
25.1	Form T-1 Statement of Eligibility (Citibank N.A.)	†

†	Denotes exhibits filed herewith.

(1)	Filed as an exhibit to the Current Report on Form 8-K of the Registrant filed on December 15, 2005 and incorporated herein by reference.

Item 17.	Undertakings.

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to the offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Under the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Belcamp, Maryland, on the 11th day of April, 2006.

SAFENET, INC.

By:	/s/ Anthony A. Caputo
Anthony A. Caputo
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Anthony A. Caputo and Carole D. Argo and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, or his substitute or substitutes, lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anthony A. Caputo Anthony A. Caputo	Chairman and Chief Executive Officer (Principal Executive Officer)	April 11, 2006

/s/ Carole D. Argo Carole D. Argo	President, Chief Operating Officer and interim Chief Financial Officer (Principal Financial and Accounting Officer)	April 11, 2006

/s/ Thomas A. Brooks Thomas A. Brooks	Director	April 11, 2006

/s/ Shelley A. Harrison Shelley A. Harrison	Director	April 11, 2006

/s/ Ira A. Hunt, Jr. Ira A. Hunt, Jr.	Director	April 11, 2006

/s/ Bruce R. Thaw Bruce R. Thaw	Director	April 11, 2006

Signature	Title	Date

/s/ Andrew E. Clark Andrew E. Clark	Director	April 11, 2006

/s/ Walter W. Straub Walter W. Straub	Director	April 11, 2006

/s/ Arthur L. Money Arthur L. Money	Director	April 11, 2006